# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Master Food Lab LLC
7287 NW 78th Terrace
Medley, FL 33166
www.masterfoodslab.com

Up to $1,070,000.00 in Common Units at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Master Food Lab LLC
**Address:** 7287 NW 78th Terrace, Medley, FL 33166
**State of Incorporation:** FL
**Date Incorporated:** January 01, 2021

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 1,000 shares of Common Units
**Offering Maximum:** $1,070,000.00 | 107,000 shares of Common Units
**Type of Security Offered:** Common Units
**Purchase Price of Security Offered:** $10.00
**Minimum Investment Amount (per investor):** $150.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

*Voting Rights of Securities Sold in this Offering*

*Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Securities.*

<u>Investment Incentives and Bonuses*</u>

***Time-Based***

**Friends and Family Early Birds**

Invest within the first 7 days and receive an additional 15% bonus units.

**Super Early Bird Bonus**

Invest within the next 7 days and receive an additional 10% bonus units.

**Early Bird Bonus**

Invest within the next 3 days and receive an additional 5% bonus units.

***Amount-Based:***

**$5,000+**

Receive 5% bonus units

**$10,000+**

Receive 10% bonus units

**$20,000+**

Receive 20% bonus units

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Master Food Labs will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units purchased at $10 / unit, you will receive 110 units, meaning you'll own 110 units for $1000. Fractional shares will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Master Foods Lab is a limited liability company organized under the laws of Florida and is a contract manufacturer providing the brands of tomorrow with clean label functional snacks. We specialize in Gluten-Free, Low Sugar, High Protein, Keto, and highly sought after snack categories. We pride ourselves on high-end quality recipes utilizing ingredients from reputable suppliers. The primary products that we manufacture are Brownies, Cookies, and Spreads. Based on discussions with current and potential customers, we believe our demand far outweighs our capacity. We are excited about providing the brands we all know and love with new innovation in 2022 and beyond. We have brands that have already received new product samples from us and approved the product to move forward. Our current customers are growing, taking up the majority of our current production capacity and we have weekly conversations with new brands wanting us to develop a product for them.

*Competitors and Industry*

**Bakery Barn** - Valued 400m+ (Specializing in Bars), **YouBars** - Valued 50m+ (Specializing in Bars), **Assemblers** 85m+ annual revenue.

Manufacturers for Snacks are either very large in size with large MOQs, or provide run of the mill formulations. Where we seperate ourselves is by providing superior tasting products with amazing nutritional panels. We work with the brands to understand their demo and provide them with an innovative product that fits perfectly with their customer base and retail outlets. I believe we have an edge in this space due to our CEO's past relationships in health & wellness (15+ years of running fitness centers, Fitness tech platforms, and a sports nutrition line of supplements). Very few snack manufacturers understand what it takes to build a brand, create loyal fans, and innovate constantly. Due to the CEO's experience and relationships, MFL is perfectly positioned to be the supplier of innovative snacks for the sports nutrition industry. As they hit ceilings with powders and pills, MFL can increase their skus and drive revenue for the brand off their current customer base.

We are an early stage manufacturing company raising growth capital to expand and reach the level of these comparable companies. We have the customers, products, and experience. These companies have already gone through their initial growth stages and have established the equipment and personnel to achieve those figures.

Our direct target market is the "better for you" snack space. This market generated $39 Billion in sales in 2020. The global healthy snacks market size was valued at USD 78.13 billion in 2019 and is projected to reach USD 108.11 billion by 2027, exhibiting a CAGR of 4.2% during the forecast period.** *https://www.prnewswire.com/news-releases/better-for-you-snacks-market-rises-to-39-billion-301379114.html **https://www.fortunebusinessinsights.com/industry-reports/healthy-snacks-market-101454#:~:text=The%20global%20healthy%20snacks%20market,4.2%25%20during%20the%20forecast%20perioc

*Current Stage and Roadmap*

In 2021 we established the foundation, entered the market with our key product offerings, engaged customers, and made a name for ourselves in the industry. It is now time to scale machinery, staff, and operations to meet growing demand and service new customers.

Our current customer list includes 321glo, Bowmar Nutrition, MyProtein, NoBaked Cookie Dough, and Mixt Nutrition. We provide snacks like Cookies, Brownies, and Spreads to these customers.

2022 will be a year of scaling all facets of our business model, primarily focused on daily production output which directly leads to an increase in revenue and ultimately a larger net margin.

**2022 Milestones (goals):**

- 2x Production output by May 2022

- 3x Production output by August 2022

- Produce 2 product categories (Baked Goods and Spreads) in the same day allowing us to double the monthly revenue cap by May 2022

- Onboard 3 new large brands, one per quarter, each expected to bring a steady monthly flow of business. Once the customer has been onboarded and product produced, their growth directly ties to our sales growth.

- Start construction on our stand-alone manufacturing facility with a target move-in date of Q1 2023.

## The Team

**Managers**

**Name:** Michael Alfaro

Michael Alfaro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** January 01, 2021 - Present
  **Responsibilities:** Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations. Currently does not take a salary. The company plans to provide Michael Alfaro a salary when the company company completes a successful equity raise, has revenue of over $100k a month and output surpasses 7,500 units per day.

Other business experience in the past three years:

- **Employer:** Rhinoco Fitness
  **Title:** Co-CEO
  **Dates of Service:** November 10, 2010 - October 01, 2019
  **Responsibilities:** Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. We will execute at the highest degree with integrity but can make no guarantees on future growth. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment

could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Developing new products and technologies entails significant risks and uncertainties*
We are constantly spending time and resources in research and development for new innovative products. Delays or cost overruns in the development of new innovations and failure of the product to meet our/market expectations may be caused by, among other things, unanticipated recipe hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our results of new product development.

*Minority Holder; Securities with Voting Rights*
The Membership Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and

get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased production output and new customers our products will be able to gain traction in the marketplace at a fast rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Master Foods Lab was formed on 01/01/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any units once our directors determine that we are financially able to do so. Master Foods Lab has incurred a net loss and has had limited but growing revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the units.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in production, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may adjust the product to meet regulations or no longer want to sell the product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including raw materials, manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely

impacted by our reliance on third parties and their performance.

***The amount raised in this offering may include investments from company insiders or immediate family members.***

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Member Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Michael Alfaro | 835,700 | Common Units | 83.57% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Units.

*Common Units*

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

*Voting Rights*

1 vote per 1 Unit. Please see Voting Rights of Securities Sold in this Offering for additional information.

*Material Rights*

**Voting Rights of Securities Sold in this Offering.**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Securities.

**Tag-Along Rights.**

If at any time one or more of the Common Members shall propose to sell, or to cause the sale of, Common Interests to one or more Persons that is neither the Company nor an Affiliate of the Company, which sale is approved in principle by the Manager, the would-be transferor(s) (the "Transferor(s)") shall provide written notice of such proposed sale to the other Common Members (the "Tag-Along Remaining Members"), which notice shall include a description of the material economic terms of such proposed sale (the "Sale Notice"), which Sale Notice shall be given no less than twenty (20) days prior to the date of such proposed sale. Each of the Tag-Along Remaining Members shall have the option, exercisable only by notice given within ten (10) days after the Sale Notice is given to the Transferor(s) (the "Tag-Along Notice"), to require the Transferor(s), if the proposed sale is consummated, to arrange for the proposed purchaser(s) to purchase the same percentage of all the Common Interests then owned by such of the Tag-Along Remaining Member(s) as shall timely provide such Tag-Along Notice as the aggregate number of Common Units which are to be sold pursuant to such proposed sale by the Transferor(s) bears to the total number of Common Units then owned by the Transferor(s). (*See exhibit F for details*)

**Drag-Along.**

(a) In the event that a proposed sale of all of the Common Units thenowned by Members representing a Simple Majority of the then outstanding Common Interests in a bona fide arm's length transaction to a Person that is not an Affiliate of the Company (a "Company Sale") is approved in principle by the Manager, the Company (acting at the direction of the Manager) or the Simple Majority (the "Drag-Along Selling Members") shall have the right to cause the remaining Members (collectively, the "Drag-Along Remaining Members") to sell to the acquirer in such Company Sale all, but not less than all, of the Membership Interests then held by each of Drag-Along Remaining Members and/or to otherwise approve such Company Sale, and each of the DragAlong Remaining Members hereby so agrees to sell such Drag-Along Remaining Member's Membership Interests and/or approve such Company Sale in accordance with the provisions of Section 6.4 of the Amended and Restated Operating Agreement of Master Food Lab LLC. (*See exhibit F for details*)

**Liquidation Rights.** Upon dissolution of the Company (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order:

(a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to any Person and expenses of liquidation in the order of priority provided by law;

(b) next, the Company will establish any reserves which the Members shall deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, from time to time, at such time(s) as the Members shall deem advisable, all or a portion of the balance of any such reserves not used to cover the aforesaid contingencies may be paid or distributed as provided in Section 5.3(c) below, it being agreed that all or a portion of such reserves may, at the election of the Members, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies; and

(c) then the Company will pay the balance, if any, of such assets to the Members in accordance with the provisions of Section 4.8(b)(ii) hereof. Except as otherwise expressly provided herein, no Member shall have any rights or claims against the Company or any other Member with respect to the respective Capital Accounts of the Members.

**Restriction on Transfer.**

Holders of Units may not transfer their Units (some exceptions apply) without the approval of a majority of Unitholders. (*See exhibit F for details*).

**Participation Rights.**

Certain holders of Units (Members who hold "Senior Equity Interests" as defined in the Amended and Restated Operating Agreement of Master Food Lab LLC) have the right to participate in securities offerings made by the Company (this right was waived with respect to this regulation crowdfunding offering by such holders). (*Please see exhibit F for details*)

## What it means to be a minority holder

As a minority holder of Units of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  **Type of security sold:** Equity
  **Final amount sold:** $297,900.00
  **Number of Securities Sold:** 180,730
  **Use of proceeds:** This initial friends & family round was used to establish production, launch the products publicly, and test the market demand. Within 6 mos we had more brands wanting to work with us than we could service, while receiving raving reviews from customers on our products, and ultimately proving the business model.
  **Date:** January 01, 2021
  **Offering exemption relied upon:** Friends & Family

- **Name:** Membership Units
  **Type of security sold:** Equity
  **Final amount sold:** $112,000.00
  **Number of Securities Sold:** 62,500
  **Use of proceeds:** Operations and Equipment
  **Date:** January 15, 2022
  **Offering exemption relied upon:** Friends & Family

## Financial Condition and Results of Operations

### Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

**Revenue**

2021 was a very successful year for the Company as we achieved sales of $709,021.05 while proving product-market acceptance. Secured intial customers, and established a customer pipeline across a diverse list of globally recognized nutrition brands. These sales were primarily driven by US-based companies across 2 key product categories (Cookies & Brownies). In 2022 we have added a third product (Spreads) to our offerings, increased our machinery, and on-boarding new customers.

**Cost of sales**

Cost of sales in 2021 were $771,239.74. This includes rent, utilities, raw materials, labor, licenses, packaging, gas, and freight. We have improved effeciencies and established better supplier relationships to decrease our cost of goods (raw materials) which will largely improve cost of sales in 2022. The other factors like rent, utilities, labor, gas, and freight will increase slightly as we continue to drive revenue leaving a better net margin for the business.

**Gross margins**

First year of business generated a loss of $ -421,365.20. Laying the groundwork, team, and machienery resulted in a loss for our first year in operation which we anticipated. In 2022 we aim to continuously invest in operations and equipment to increase our production capacity and continue to drive growth improving our gross margins.

**Expenses**

2021 primary expenses include contractors, supplies, equipment, maintenance, facility improvements, and operations. With a total of $330,922.59 in 2021 (not counting depreciation). With increased revenues and minimal increases in expenses, we aim to achieve a better overall bottom line for 2022.

**Historical results and cash flows:**

During our first year in operation we invested in machinery, R&D, personel, and raw materials. We established production and initial customers. Sparked interest in the industry as the manufacturer to go to when looking to add a healthy snack to their lineup. 2021 proved to be a difficult year for raw material suppliers, with increased pricing, shortages, and freight issues. While this was difficult, we have established strong relationships even during a rocky year for the manufacturing industry with increased demands and material shortages.

Going into 2022 with a strong foundation, improved market conditions, and a diverse customer base will help us find new growth opportunities and scale properly.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

We currently have $75,000 of cash on hand with no existing lines of credit or loans.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your**

**company operations? Or do you have other funds or capital resources available?)**

The funds generated from this campaign are key to helping us scale our operations to meet our current and future customers growing demands.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds from this campaign are not critical to the operation of the business. We could continue to operate at our current production output but will not be able to scale as quickly as we would like. The funds raised from this campaign will allow us to increase our equipment, operations, and onboard new customers while increasing the daily production output. Without relying on outside capital, raising the maximum will comprise 94% of the company's funds.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

We can continue to operate and grow the business for 12+ months if we raise the minimum, this is based on reducing our agressive growth targets and focusing on improving bottom line effeciencies while growing slowly.

**How long will you be able to operate the company if you raise your maximum funding goal?**

We can continue to operate and grow the business for 24 months if we raise the maximum, this is based on increasing our machinery, production output, staff, and operations to achieve higher monthly revenue figures and improve our net profit margin.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Additional future sources of capital are available from within my investor network, lines of credit, and loans. If we raise the maximum amount in this raise we will not be doing an additional cap raise for a couple of years, unless we aim to overachieve on our projetions.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $10,000,000.00

**Valuation Details:**

When you look at factors that can't be justified simply by numbers, like the market growth, current customer demand, great product recipes, and an established manufacturing facility we believe that our value far outweighs the current raise valuation. The health snack market is growing at a 4.2% CAGR and sports nutrition brands have taken notice and want a product from us. Our recipes talk for themselves, in a recent show "Arnold Classic" samples of our newest creation - Lemon Blondie and Salted Caramel Brownie were sent to get industry reviews. Everyone was blown away with the products and 3 large customers said they wanted to talk about bringing a snack item to their lineup. We are currently operating and providing great tasting snacks to brands. Since inception we have been growing month over month and have created a customer demand that far outweighs our capacity to service them all. There are 5 key customers that are pending us to onboard them resulting in a potential revenue to the company of between 3.5m and 4.5m per year, that's without the 3 newest interested brands. This raise will allow us to increase capacity drastically and ideally onboard them all within the next 12-18 months.

Utilizing the Discounted Cash Flow Method over a 3 year model we calculated the following information.

Year 1 (DCF) = $332,480.47

Year 2 (DCF) = $631,240.00

Year 3 (DCF) = $1,065,256.36

Equal to a 3 year DCF of $2,028,976.84

Research shows EV/EBITDA multiple was ~13.0x. If we take this and multiply it by our year 2 and year 3 EBITDA that'll result in a valuation of $8,206,120 to $13,848,332. As we believe in great upside value for our investors, we've set the pre-money valuation to $10,000,000.

**COGS (Cost of Goods Sold)**

2022: $1,041,758

2023: $1,812,500

2024: $2,520,000

Cost of Goods sold are calculated based on 50% of sales and is primarily raw materials for the manufacturing of the product. This number is a above normal average taken across our three product lines and inclusive of the supply chain price spikes.

**Gross margin**

2022: $1,052,258

2023: $1,823,000

2024: $2,530,500

Gross margin is calculated by subtracting COGS from sales minus any deductions/discounts.

**Fixed costs**

2022: $541,778

2023: $891,700

2024: $1,056,654

Fixed costs are calculated by the sum of key expenses to operate the business, including but not limited to rent, utilities, production labor, management, job supplies, and insurance.

**Steady state profit goal**

Once we have established the machinery and team needed to reach scale, we will aim to achieve a 23-25% net profit margin. Creating effeciencies in production, material output, and reduction in manual processes will result in a +3-5% improvement, resulting in a target 26 - 30% net profit margin.

*Sources:*

*https://www.eval.tech/valuation-multiples-by-industry*

*https://www.carletonmckenna.com/food-and-beverage-summer-2019/*

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Equipment*
  94.5%
  In contract manufacturing you are only as strong as your equipment. Adding new machines and equipment will increase our daily production output allows for us to earn more daily, increase net margins, reduce manual labor, improve turn-around times on orders, increase customer satisfaction, and grow the overall business.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  30.0%
  Raw Material sourcing has become increasingly complex in todays landscape. In order to maintain proper inventory levels of raw ingredients to meet the current demand and future growth expectations having material readily available for at least 60 days of production at a time is crucial.

- *Operations*
  29.5%
  Operations capital will be used to secure a new facility to increase production capacity along with the new equipment. It will also ensure cash flow on hand is healthy to take larger orders (50% upfront / 50% upon completion - weeks later) while maintaining a strong operational team to execute on daily production and future growth.

- *Company Employment*
  10.0%
  Adding some key employees will be crucial to handling the growing demand of production and customer expectations. Not sacrificing on quality while improving all aspects of the product and customer experience is critical to establishing a strong foundation to build off of.

- *Equipment*
  25.0%
  In contract manufacturing you are only as strong as your equipment. Adding new machines and

equipment will increase our daily production output allows for us to earn more daily, increase net margins, reduce manual labor, improve turn-around times on orders, increase customer satisfaction, and grow the overall business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.masterfoodslab.com (Investor Tab ).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/master-foods-lab

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Master Food Lab LLC

*[See attached]*

**Master Food Lab, LLC** (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Master Food Lab, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 4, 2022

*Vincenzo Mongio*

**Statement of Financial Position**

| | Year Ended December 31, 2021 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 2,631 |
| Inventory | 56,201 |
| Total Current Assets | 58,832 |
| Non-current Assets | |
| Equipment, Furniture, and Building Improvements, net of Accumulated Depreciation | 247,477 |
| Security Deposit | 7,760 |
| Utility Deposits | 1,954 |
| Total Non-Current Assets | 257,191 |
| TOTAL ASSETS | 316,022 |
| | |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | - |
| Deferred Revenue | 32,400 |
| Total Current Liabilities | 32,400 |
| TOTAL LIABILITIES | 32,400 |
| EQUITY | |
| Member's Capital | 704,988 |
| Accumulated Deficit | (421,365) |
| Total Equity | 283,622 |
| TOTAL LIABILITIES AND EQUITY | 316,022 |

**Statement of Operations**

| | Year Ended December 31, 2021 |
|---|---|
| Revenue | 709,021 |
| Cost of Revenue | 771,240 |
| Gross Profit | (62,219) |
| Operating Expenses | |
| Advertising and Marketing | 2,313 |
| General and Administrative | 317,208 |
| Research and Development | 10,902 |
| Other | - |
| Depreciation | 28,224 |
| Total Operating Expenses | 358,647 |
| Operating Income (loss) | (420,865) |
| Other Expense | |
| Interest Expense | - |
| Other | 500 |
| Total Other Expense | 500 |
| Provision for Income Tax | - |
| Net Income (loss) | (421,365) |

**Statement of Cash Flows**

| | Year Ended December 31, 2021 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (421,365) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Depreciation | 28,224 |
| Amortization | - |
| Accounts Payable | - |
| Inventory | (56,201) |
| Security Deposit | (7,760) |
| Utility Deposits | (1,954) |
| Deferred Revenue | 32,400 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (5,291) |
| Net Cash provided by (used in) Operating Activities | (426,656) |
| FINANCING ACTIVITIES | |
| Capital Contributions | 429,288 |
| Net Cash provided by (used in) Financing Activities | 429,288 |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | 2,631 |
| Cash at end of period | 2,631 |
| | |
| SUPPLEMENTAL CASH FLOW INFORMATION | |
| Noncash financing activity: | |
| Equipment provided as Capital Contribution | 275,700 |

**Statement of Changes in Member Equity**

| | Common Units | | | |
|---|---|---|---|---|
| | **# of Units** | **$ Amount** | **Accumulated Deficit** | **Total Member Equity** |
| Beginning Balance 1/1/2021 (inception) | - | - | - | - |
| Capital Contributions | 523,770 | 429,288 | - | 429,288 |
| Noncash Capital Contributions | 476,230 | 275,700 | - | 275,700 |
| Net Income (Loss) | - | - | (421,365) | (421,365) |
| Ending Balance 12/31/2021 | 1,000,000 | 704,988 | (421,365) | 283,622 |

**Master Food Lab, LLC**
**Notes to the Unaudited Financial Statements**
**December 31st, 2021**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Master Food Lab, LLC ("the Company") was formed in Florida on January 1st, 2021. The Company is a contract manufacturer for functional better-for-you snacks. The Company earns revenue by selling cookies, brownies, spreads, and more to established and up-and-coming nutrition brands. From the formulation of the recipe to the packaging, Master Food Lab is a one stop shop for brands to bring their better-for-you snack idea to market. The Company is located in Miami, FL. The Company's customers will be located all over the world with a primary focus on US based brands.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of baked goods to nutrition brands. Payments are generally collected 50% upfront as deposits with the remaining 50% due prior to delivery of goods. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. As of December 31, 2021, the Company had deferred revenues of $32,400 for future orders where cash was received with remaining performance obligations to be satisfied.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life (in years) | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/21 |
|---|---|---|---|---|---|
| Equipment | 3-7 | 236,028 | 26,941 | - | 209,087 |
| Furniture | 7 | 17,593 | 209 | - | 17,384 |
| Building Improvements | 12 | 22,079 | 1,073 | - | 21,006 |
| **Grand Total** | **-** | **275,700** | **28,224** | - | **247,477** |

*All equipment has been contributed as a Noncash Capital Contribution in exchange for 476,230 Common Units.

Inventory

The Company's inventory consists of ingredients. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of the Company's inventory was $56,201 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

No debt.

**NOTE 6 – EQUITY**

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

Common Unitholders shall have the right to vote. 1,000,000 Common Units were issued and outstanding as of December 31, 2021.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 4, 2022, the date these financial statements were available to be issued.

The Company raised an additional $112,000 from one of its current members in exchange for 62,500 Common Units.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cashflows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

***COVID-19***

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Master Foods Lab

Taste of Homemade Functional Foods


Masterfoods
LAB
Providing the brands of tomorrow with clean label functional snacks

Website | Medley, FL | FOOD & BEVERAGE

Master Foods Lab is a contract manufacturer providing the brands of tomorrow with clean label functional snacks. We specialize in gluten-free, low sugar, high protein, keto, and vegan snack categories. We pride ourselves on creating recipes that taste like homemade snacks utilizing high quality ingredients.

**$0.00** raised

| | |
|---|---|
| 0<br>Investors | $10M<br>Valuation |
| $10.00<br>Price per Share | $150.00<br>Min. Investment |
| Units<br>Security Type | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- The Health Snack market has experienced rapid growth since COVID, expected to reach $108.11 billion by 2027 with a CAGR of 4.2%. (Source)
- Since our launch, we've grown at a rate of over 230+%, from our first month with a revenue of 20K to our highest months with a revenue of nearly 200K.
- Demand for our product far exceeds our current production capacity and we are ready to scale, with 5 new multi-million dollar brands eagerly waiting for our products.

OVERVIEW

## Supplying the Snack Market with Healthy and Delicious Products


We're a contract manufacturing company equipping healthier brands
Specializing in treats including
• Cookies • Spreads • Cupcakes
• Brownies • Muffins

As a contract manufacturer, we supply the snack brands you know and love with their products using the healthiest and tastiest recipes on the market.

Health based products have been on high demand for years, but the pandemic accelerated the importance of nutrition to living a healthy lifestyle. Since our launch a year ago, our demand has grown so much that it now far outweighs our current capacity.

We are excited about providing our brands with new innovation as we expand. We currently work with nationally and internationally recognized brands like 321glo, Bowmar Nutrition, MyProtein, NoBaked Cookie Dough and more. In order to meet our demand, we are looking to improve our operations with new machinery and automation to increase daily production output and reduce costs, as well as new personnel to handle more customers.

**THE PROBLEM**

## Demand for Healthy Snacks Has Never Been Higher



Consumers face limited choices for snacks that are
Low calorie
Low sugar
High protein
Great tasting
Readily available


Consumers have had to sacrifice taste for health for many years. There are not enough choices for great tasting, low calorie, low sugar, high protein, and other added benefit snacks readily available.

The snack industry is currently filled with marketing plays on snacks that add no real health benefit and claim to be healthy. Big brand products claim to have protein or fiber, yet they  are high in sugar and calories and use ingredients you can't even pronounce.



37%
Of consumers are seeking out more healthier snack options than last year
51%
Say quality of ingredients is an important factor in choosing healthy products


At the same time, 37% of consumers are seeking out more better-for-you snack options than before the pandemic. (Source)

In a recent industry study of 7,000 consumers spanning four generations (Gen Z, Millennials, Gen X, and Baby Boomers), it found that 56% of consumers read ingredient lists, and 51% say that quality of ingredients is an important factor in choosing healthy products.  (Source)

We believe consumers can have their cake and eat it too with snack options that are both healthy and delicious.

THE SOLUTION

## Manufacturing Healthy Snacks that Taste Homemade



Since our launch, we have developed innovative recipes that we hold securely and can only be purchased by brands through a 5 year manufacturing term with our company.



### How We're Different

- Homemade tasting products
- Clean ingredient labels & health benefits
- Key relationships in the health & wellness field

We have a business model similar to large scale contract manufacturers, but what makes us unique is our ability to create products that taste like they are homemade, with clean ingredient labels and real health benefits.

Over the past 12 years, our CEO Michael Alfaro has built key relationships in the health and wellness field, giving Master Food Labs a strong network and direct access to major brands. I spent the last 15 years building fitness centers, a live streaming video platform for influencers and a sports nutrition line which allowed me to meet CEOs of multiple nutrition brands, owners of gym chains, fitness influencers, investment groups, and more. Through those years in the health and wellness industry I have created many relationships which I can lean on for Master Foods Lab. Whether that is getting in contact with the CEO of a sports nutrition line or a distributor in the middle east, I have built an extensive network that we will lean on.

We are in discussions with 4-5 of the key customers which we'd like to supply, providing a jump in growth potential and securing a diversified portfolio. By providing even just a few new brands with different products, we can increase the overall enterprise value of our diversified and growing company in the health food sector.

THE MARKET

## Supplying a Growing, Multi-Billion Industry

**$427B**

Overall snack market in 2020 with an estimated CAGR of 3.37%





# $108B

Projected health snack market by 2027 with a CAGR of 4.2%

The overall snack market was valued at $427.02 billion in 2020 with an estimated CAGR of 3.37%. (Source) The Health Snack market alone is expected to reach $108.11 billion by 2027 with a CAGR of 4.2%. (Source)



# $40B

Global Sports Nutrition industry in 2021

# 8.5%

Global Sports Nutrition industry CAGR (2022-30)

In particular, Sports Nutrition brands are turning to functional foods to add newfound growth to their brands. The Global Sports Nutrition industry was valued at $40 billion in 2021 with an estimated 8.5% CAGR from 2022-2030. (Source)

**OUR TRACTION**

## Enthusiasm for Our Products


3K → 7.5K
Unit daily output within four months of launch
20K → 200K
Revenue growth in the last 12 months in business

When we launched in 2021, we started with one brand averaging 3,000 units produced per day. Within 4 months, we had onboarded two new brands, increasing our monthly sales and increasing our daily output to 7,500 units.

In the last 12 months, we've grown by over 230+%, from 20K revenue in Month 1 to close to 200K in our highest months.

Our customers are seeing newgrowth with our snacks, giving them the confidence to invest in further expanding their snack line. When a brand hits the market with our products, they stir up industry buzz asking about their new manufacturer, building us a natural pipeline for new customers.

As we approached the end of our first year in business, we hit our capacity at what we were able to produce daily (10,000 units) . We are currently in R&D stages with a few key brands that will need our daily capacity to double before we can bring them on.

WHY INVEST

## Raising the Standard of Snack Manufacturing


$32.2B
Projected health snack market by 2027

Our vision is to help people achieve their highest level of self by providing the brands of tomorrow with innovative, clean label, functional snacks.

As we grow, we envision ourselves as an established manufacturer servicing great brands across 4-5 product offerings in our state-of-the-art facility while providing the highest quality products and services to our customers.

We are setting a new standard for healthy snacks in an industry that continues to grow.. Consumers are searching for healthier alternatives and brands are looking to increase their offerings while adding new revenue generating products to their line. We are perfectly positioned and have already established a name in the industry as a premium manufacturer of healthy snacks.

The time is now to scale and solidify our position in this growing market.



**January 2021**

Our Company Launches!

We officially start to produce products for customers and get feedback from industry leaders.

**February 2021**



First Customer is established

Locked in our first customer while successfully creating a masterpiece.

**March 2021**



Spreads are introduced

High protein nut butter spreads are created and added to our manufacturing lineup.

**May 2021**



Collagen Brownie is created

Our famous collagen brownie is created and ready to go into manufacturing.

**July 2021**

The BUZZ is REAL!

Industry takes notice of our products and capabilities and interested companies start engaging us to create them a product.

**Q4 2021**



Time to scale to meet demand

The rapid increase in customer demand forced us to look outside for growth capital. We are perfectly positioned to scale and the time is now while the functional foods industry is growing rapidly.

**March 2022**

Launched on StartEngine

Now YOU can own a part of our company!

**Q2/Q3 2022**



Increase production capacity

Investments will be made to purchase necessary equipment to 3x our current production capabilities and onboard new customers.

**Q4 2022**



Expand offerings

Add a new product category to our line up of cookies, brownies, and spreads. Cupcakes and Muffins to be exact!

**Q1/Q2 2023**

New Facility Expansion

By this time we would outgrow our current facility and need a larger scale production facility to handle our day to day business as well as growing team.

# Meet Our Team



**Michael Alfaro**

CEO

*Michael Alfaro is a serial entrepreneur graduating top of his class from Florida International University. Starting in the health and wellness industry, Michael brought CrossFit to Miami in 2007. From 2007 to 2015 he grew this business to 15 gyms worldwide alongside a partnership with shoe manufacturer Reebok. Opening the first Reebok CrossFit in Miami Beach, New York, Dubai, and more.*

*In 2015 Michael pivoted his business and pioneered a live and on-demand video platform for fitness - NEOU. With a 20,000 sqft hub on 5th Ave and 37th in NYC aimed at helping brands, trainers, and fitness influencers digitize their offerings while sharing in the revenue generated by their content. Currently today NEOU services over 100,000 customers across 80+ fitness brands, and 20+ countries.*

*In 2020, Michael set his eyes on the health food trends, better-for-you foods, and the CPG market for functional foods, specifically snacks. In 2021 Master Foods Lab was born, within a short few months our products created an impressive buzz across the health and wellness industry. Today we are scaling as fast as we can to keep up with the demand.*

*"I live my life to help people achieve their highest level of self, and i'm a firm believer that it starts with what you put in your body. I am commited to replacing unhealthy snacks on the shelves across the world."*



**Mileny Gonzalez**

Head of Operations

*Mileny A. Gonzalez started her career in 2009 in the health care industry after obtaining her bachelor's degree in psychology from the University of Central Florida. During her time in healthcare, working for Baptist Hospital she quickly rose through the ranks and obtained a position as an Operational Manager where she grew her department from two locations to nine locations in four years. Her experience in healthcare has led her to have incredible customer service skills, operational expertise, an eye for hiring team members, interpersonal relationships within departments, and experiences in a multitude of areas such as project management, construction, information technology, human resources, and quality control. In 2019, Mileny received her master's in administration from Barry University in order to solidify her career and to pursue continued growth opportunities. Her passion is to successfully develop profitable projects from the ground up.*



**Briana Hernandez**

Head Baker

*This is our pastry chef and head baker Briana Hernandez. At an early age, this rising star in the industry; graduated top 10% of her high school at Robert Morgan educational academy of culinary arts. Then pursued more education post high school at Johnson and Wales University graduating with a bachelors in baking and food management with honors. After college Briana worked for the world famous Hard Rock Hotel located in Miami, FL. As pastry chef of Council Oak restaurant and the hotel's chocolatier. Spending many critical years in the trenches of the baking industry earning her stripes and building a reputation of perfection. Our head of baking continued to fine tune her skills by advancing her education from an in-depth understanding of fine arts and science to French sourdough bread and croissants. In 2021 Briana leveraged her years of culinary experience to yet again level up, becoming a lead player in the funcitonal food contract manufacturing space, joining Master Foods Lab. "Building knowledge in making pastries that will both taste wonderful and make customers feel amazing eating them is my passion."*

## Offering Summary

| | |
|---|---|
| **Company** | Master Food Lab LLC |
| **Corporate Address** | 7287 NW 78th Terrace, Medley, FL 33166 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $1,069,990.00 |
| **Minimum Investment Amount (per investor)** | $150.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Units |
| **Minimum Number of Shares Offered** | 1,000 |
| **Maximum Number of Shares Offered** | 106,999 |
| **Price per Share** | $10.00 |
| **Pre-Money Valuation** | $10,000,000.00 |

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

*Voting Rights of Securities Sold in this Offering*

*Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Securities or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Securities.*

**Investment Incentives and Bonuses***

***Time-Based***

**Friends and Family Early Birds**

Invest within the first 7 days and receive an additional 15% bonus units.

**Super Early Bird Bonus**

Invest within the next 7 days and receive an additional 10% bonus units.

**Early Bird Bonus**

Invest within the next 3 days and receive an additional 5% bonus units.

***Amount-Based:***

**$5,000+**

Receive 5% bonus units

**$10,000+**

Receive 10% bonus units

**$20,000+**

Receive 20% bonus units

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Master Food Labs will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units purchased at $10 / unit, you will receive 110 units, meaning you'll own 110 units for $1000. Fractional shares will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Master Foods Lab to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SCRIPT:

- narrator-

1. Thousands of customers wants to be here

2. With a delicious better-for-you functional snack

3. We believe Master Foods Lab is on the cusp of revolutionizing the snack industry

4. Recognized for being a leader in Contract Manufacturing with the best product innovation and

service in the market

- MA1

The functional foods industry is growing. brands are looking for contract

manufacturers to create great tasting clean label products for their line up.

Distributors are seeing over 60 % of their sales coming from functional foods. At

Master Foods Lab we create great tasting gluten-free, high protein, low sugar

snacks for the brands of tomorrow.

- narrator-

11. MFL is currently scaling its production capabilities

10. And we face the best possible scenario:

11. A growing customer base

12. And an excellent market- the Global Snack Market - with an annual growth rate of more than 6.7%, expected to reach $267

billion by 2027

-MA3

It all starts with a brand looking for a new innovative functional snack. And that's

when we get to the drawing board. We want to make sure that we create a

product for that brand that best fits their demographic and existing customer

base, their retail outlets and distributors. What is going to get them shelf space, so we focus from experience on what its going to take to create a product and

sell that product on a shelf. The important thing for a manufacture is that they the

brand can rely on us. To ensure the highest quality ingredients are used, the

recipe is followed to a t and 3rd party laboratory testing is done on both COA to

ensure proper nutrition label claims and a Shelf life stability study to ensure that

product can sit on the shelf for its actual expiration time without any problems.

- narrator-

11. We are currently servicing brands who sell into national retailers like Walmart, Smoothie King,

Gold's Gym, and many more.

12. Our customer pipeline includes publicly traded nutrition brands and direct to consumer influencer

brands ensuring a solid growth rate across a diversified portfolio of product offerings.

-MA4

Over the past 12 months we have established ourselves as a contract

manufacturer that brands can trust. Creating great tasting products and

innovating time and time again. We are now opening up a cap round to scale

properly in operations, equipment, to meet and exceed our current and future

customer demands.

- narrator-

-MA2

I live my life by helping people achieve their highest level of self. And I'm a firm

believer that it starts with what you put in your body. Join our mission and

become a shareholder today and help us put clean label functional snacks on the

shelves for the brands of tomorrow.

- narrator-

15. You can be part of this rapidly growing and innovative business by investing in Master Food Lab

and joining us on our journey of Helping Brands Promote Health ™

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**AMENDED AND RESTATED**
**OPERATING AGREEMENT**
**OF**
**MASTER FOOD LAB LLC**

This AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of Master Food Lab LLC, a Florida limited liability company (the "Company"), dated as of March 24th, 2022 (the "Effective Date"), by and among the Company and Persons (as hereinafter defined) identified on Schedule A hereto (the "Original Members") and any other Person who shall become a party to this Agreement (whether by counterpart, separate signature page or otherwise) and is hereafter admitted to the Company as a Member (as hereafter defined).

W I T N E S S E T H:

WHEREAS, the Company was formed as a limited liability company pursuant to the Act (as hereinafter defined) by the filing of the Articles (as hereinafter defined) with the Secretary of State of the State of Florida on or about January 1st, 2021; and

WHEREAS, the Company previously operated under an Operating Agreement dated January 16th, 2022 (the "Original Operating Agreement").

WHEREAS, the Manager and Members now desire to amend and restate the Original Operating Agreement in the form of this Amended and Restated Operating Agreement to fully set forth their agreements and understandings regarding the Company and to own and operate the Company in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

## ARTICLE 1

## GENERAL PROVISIONS

1.1 Certain Basic Definitions. For purposes of this Agreement, the following terms have the definitions set forth below (certain additional terms have the definitions set forth in Article 4 hereof):

"Act" means the Limited Liability Company Act of the State of Florida, as the same may be amended from time to time.

"Active Client" means any client or prospective client that has an active or outstanding purchase order from the Company or intends to pursue engaging in business with the Company.

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Articles" means the Articles of Organization filed under the Act, as the same may be amended or restated from time to time.

"Authorized Agent" has the meaning set forth in Section 2.9(a) hereof.

"Available Cash Flow" has the meaning set forth in Section 4.1(a) hereof.

"Business" means the manufacture and sale of food products, including, but not limited to, cookies, brownies, spreads, whoopies, bars and muffins.

"Capital Contributions" has the meaning set forth in Section 4.1(b) hereof.

"Capital Account" has the meaning set forth in Section 4.3(a) hereof.

"Code" has the meaning set forth in Section 4.1(c) hereof.

"Common Interest" means a Membership Interest that has the respective rights, benefits and obligations specified with respect to Common Interests in this Agreement.

"Common Member" or "Common Members" means any Member or Members owning any Common Interests in the Company, with respect to such ownership.

"Common Unit" means a fractional part of a Common Interest, representing the relative interest, rights and obligations that a Member has with respect thereto in this Agreement.

"Company Sale" has the meaning set forth in Section 6.4(a) hereof.

"Company Year" has the meaning set forth in Section 4.1(d) hereof.

"Compelled Sale" has the meaning set forth in Section 6.4(a) hereof.

"Compelled Sale Price" has the meaning set forth in Section 6.4(a) hereof.

"Compelled Sale Notice" has the meaning set forth in Section 6.4(b) hereof.

"Competitive Opportunity" has the meaning set forth in Section 8.2(b) hereof.

"Confidential Information" has the meaning set forth in Section 7.4 hereof.

"Drag-Along Remaining Members" has the meaning set forth in Section 6.4(a) hereof.

"Drag-Along Selling Members" has the meaning set forth in Section 6.4(a) hereof.

"Excluded Issuances" has the meaning set forth in Section 6.4(b) hereof.

"Expected Closing Date" has the meaning set forth in Section 6.4(a) hereof.

"Fiscal Year" has the meaning set forth in Section 7.3 hereof.

"Indemnitee" has the meaning set forth in Section 2.14 hereof.

"Intended Distribution Waterfall" has the meaning set forth in Section 4.4 hereof.

"Member" means each Person identified on Schedule A hereto or who is admitted as a member of the Company and a party hereto and has or acquires a Membership Interest in the Company, with the rights, obligations, preferences and limitations specified herein or pursuant hereto. The Company shall be entitled to amend or modify said Schedule A from time to time to identify the then current Members of the Company and the number and class or series of Membership Interests/Units held by each.

"Membership Interest" means a Member's aggregate rights with respect to the Company, with respect to its, his or her Common Units and/or other class or series of Units, as the case may be, including, without limitation, the Member's right to shares of various categories of Net Income and Net Loss (as such terms are hereinafter defined), the right to receive distributions from the Company and the right, if any, to vote or grant consents or participate in the management of the Company, with respect to such Member's Common Units and/or other class of Units, as the case may be.

"Manager" means each Person appointed to act as a manager of the Company as provided for in Section 2.1. "Managers" refers to such Persons as a group.

"Net Income" and "Net Loss" has the meaning set forth in Section 4.1(e) hereof.

"Officer(s)" has the meaning set forth in Section 2.9(a) hereof.

"Participation Percentage" has the meaning set forth in Section 3.1(a) hereof.

"Partnership Representative" has the meaning set forth in Section 2.13(b) hereof.

"Percentage Interest" of shall mean, as of any given time, with respect to any Common Member, the ratio, expressed as a percentage, of (x) the number of Common Units held by such Member as of such time, to (y) the aggregate number of Common Units then issued and outstanding. Notwithstanding anything contained in this Agreement to the contrary, each reference in this Agreement to the Percentage Interest of any Common Member shall be deemed to refer only to the Percentage Interest in respect of his, her or its Common Interest(s). In the event any Membership Interest is issued other than a Common Interest, the Percentage Interest, if any, assigned to such other Membership Interest (and the effect thereof on the Percentage Interests of the Common Members) shall be as determined by the Voting Members.

"Permissible Capital Account Deficit" has the meaning set forth in Section 4.8(d) hereof.

"Permitted Transfers" means (i) Transfers of Membership Interests by a Member for bona fide estate planning purposes to trusts the sole beneficiaries of which are such Member and/or members of such Member's family or to family partnerships or limited liability companies that are controlled by such Member and the partners or members of which are and continue to be solely such Member and members of such Member's family, and (ii) Transfers of Membership Interests by a Member upon the death of such Member to such Member's estate or heirs, or by will to such Member's family members.

"Person" means any natural person, association, corporation, estate, general partnership, limited partnership, limited liability company, joint venture, real estate investment trust, business or other trust, custodian, or nominee, or any individual or other entity in its own or any representative capacity.

"Regulatory Allocations" has the meaning set forth in Section 4.8(f) hereof.

"Related Person" means any officer, manager, director, partner, member, shareholder of any Member.

"Sale Notice" has the meaning set forth in Section 6.5(a) hereof.

"Senior Equity Interest" means a Common Member who holds Common Units but also has the additional respective rights, benefits and obligations, as specified in Section 3, Participation Rights, and Section 4.2, Units; Capital Contributions; Senior Equity Interests.

"Simple Majority" means one or more Members having among them more than fifty percent (50%) of the Percentage Interest of all Voting Members.

"Subsidiary" means any Person in which the Company from time to time either (i) owns or controls, directly or indirectly, fifty percent (50%) or more of the outstanding voting shares or other voting equity or beneficial interests, or in respect of which the Company or any other Subsidiary has the right or ability, directly or indirectly, to elect a majority of the members of such Person's board of directors or the equivalent governing body of any non-corporate Person, or otherwise has the right or ability, directly or indirectly, to control the management of such Person, or (ii) owns or controls, directly or indirectly, fifty percent (50%) or more of the value of the outstanding stock or other equity or beneficial interests of such Person.

"Super Majority" means one or more Members having among them more than ninety percent (65%) of the Percentage Interest of all Voting Members.

"Tag Percentage" has the meaning set forth in Section 6.5(a) hereof.

"Tag-Along Notice" has the meaning set forth in Section 6.5(a) hereof.

"Tag-Along Remaining Members" has the meaning set forth in Section 6.5(a) hereof.

"Tag-Along Sale Price" has the meaning set forth in Section 6.5(a) hereof.

"Transfer" means any sale, assignment, pledge, transfer, hypothecation, gift, bequest, conveyance or other disposition of any Membership Interests, or any interest therein.

"Transferee" means the transferee or recipient pursuant to a Transfer.

"Transferor(s)" has the meaning set forth in Section 6.5(a) hereof.

"Unit" or "Units" means a fractional part of the Membership Interest of each of the Members representing the relative interest, rights and obligations a Member has with respect to certain economic rights and other items pertaining to the Company set forth in this Agreement. As of the Effective Date, the outstanding Units consist solely of Common Units. The term Unit or Units shall also include any Units of any other class(es) and/or series that may be designated and issued in the future by the Company in accordance with this Agreement. Each respective class and/or series of Units shall confer the respective privileges, preferences, benefits, rights, powers, duties, obligations and limitations set forth in this Agreement with respect thereto. Unless otherwise provided herein, references in this Agreement to Units (or Units of particular class(es) and/or series, or otherwise described group of Units) of a Member shall include all (or such portion) of such Member's Membership Interest that is represented by or attributable to, or otherwise relates to, such Member's Units (or Units of such particular class(es) and/or series or of such otherwise described group). The number and class of Units held by each Member as of the Effective Date are as set forth on Schedule A.

"Voting Members" means the Common Members, together with Members holding any other class or series of Units designated in accordance with Section 4.3 hereof as having the right to vote generally on matters as to which the Members are entitled to vote in accordance with this Agreement.

1.2 Effect of Agreement.

(a) It is the express intention of the Company and the Members that this Agreement and the respective exhibits and schedules hereto shall be the sole source of agreement with respect to the subject matter hereof, and, except to the extent a provision of this Agreement is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act. The Company and the Members hereby agree that: (i) the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement to the fullest extent permitted under applicable law, and (ii) where the Act provides that rights and obligations specified in the Act shall apply "unless otherwise provided in an operating agreement" or words of similar effect, such rights and obligations shall be as set forth in this Agreement, none of those statutory default provisions shall apply or have any effect whatsoever. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make it effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

(b) The Company and the Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the next sentence of this Section 1.2(b), and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Company and the Members intend that the Company shall be treated as a partnership for federal and, to the extent permitted under applicable law, state and local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment, in each case except as otherwise determined by the Members or as otherwise required by applicable law. Without the prior consent or approval of the Managers, no election to treat the Company as a corporation for income tax purposes shall be made.

1.3 Name. The name of the Company is "Master Food Lab LLC", or such other name as may be designated from time to time by the Members. The business of the Company may be conducted under any other name(s) designated by the Members from time to time.

1.4 Principal Office; Registered Agent and Office.

(a) The principal office of the Company shall be located at 7287 NW 78$^{TH}$ Terr Medley, FL 33166 or such place as shall be determined by the Members from time to time.

(b) The registered agent of the Company for the service of process and the registered office of the Company shall be Michael Alfaro at 7287 NW 78$^{TH}$ Terr Medley, FL 33166. The Members, may, from time to time, designate or authorize the designation of a new registered agent and/or registered office, and authorize appropriate filings to be made with the Secretary of State of the State of Florida.

(c) The Members may cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business in which such qualification, formation or registration is required or desirable. The Members, and/or any one or more of the Officers of the Company, if any, as "authorized representatives" within the meaning of the Act, are authorized to execute, deliver and file any articles or certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

1.5 Purposes. The purposes of the Company are (a) engaging in the Business, (b) engaging in any lawful acts or activities for which limited liability companies may be organized under the Act, and (c) doing any and all acts and things necessary, appropriate, proper, advisable, convenient or incidental to the carrying out of any of the foregoing.

1.6 Powers of the Company. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for or in furtherance of any of the purposes of the Company, and all other powers and authorities, statutory or otherwise, conferred by or permitted under the Act.

1.7 Member's Interest. A Member may own one or more class(es) and/or series of Units. A Member's Membership Interest shall for all purposes be personal property. A Member has no interest in any of the assets, properties, or rights of the Company.

## ARTICLE 2

## MANAGEMENT AND CONTROL OF THE COMPANY

2.1 Board of Managers. The business and affairs of the Company shall be managed by a board of managers (the "Board of Managers") comprised of one (1) manager (the "Manager") or such other number of Managers as shall be determined by the consent of a Super Majority from time to time. Head Rhino Inc., a Florida corporation, shall each be entitled to appoint one (1) Manager by written notice to the Company from time to time. The initial Manager(s) appointed by Head Rhino Inc. shall be Michael Alfaro, respectively.

2.2 Rights, Powers and Duties of the Managers. Except as specifically provided for in Section 2.3 or elsewhere in this Agreement, the overall operation of the Company shall be vested in the Managers. The Managers shall have all the rights and powers provided in this Agreement, the Act, and other applicable state and federal laws. Except as otherwise stipulated in this Agreement, the Managers, in the performance of their duties as such, shall owe to the Members fiduciary duties of loyalty and due care of the type owed by the directors of a corporation to the stockholders of such corporation under the laws of the State of Florida. The Managers shall not be obligated and shall not be expected to devote all of their time or business efforts to the affairs of the Company (except in their capacity as employees of the Company). Unless specifically provided in this Agreement, the Managers shall act by majority vote or written consent, subject to the Act. The Managers shall conduct the day-to-day operations of the Company and shall use their good faith efforts to carry out the Business; provided, however, that the Managers may delegate such role to the Officers of the Company, under the oversight and supervision of the Managers, to such extent as the Managers judge reasonable and desirable, within such limitations as may exist under the Act and other applicable laws, regulations, and rules. Any action taken by the Managers shall constitute the act of, and serve to bind, the Company. With respect to their obligations, powers and responsibilities and the limitations thereon as provided in this Agreement, the Managers are authorized to execute and deliver, for and on behalf of the Company, such agreements or instruments as the Managers may deem necessary or desirable, all on such terms and conditions as the Managers may deem necessary or desirable. The execution of such agreements, instruments, or other documents by one or more Managers duly authorized by the Managers to serve as signatories for the Managers shall be sufficient to bind the Company; provided, however, that no individual Manager or group of less than all of the Managers may bind the Company without the express prior written authorization of a majority of the Managers to do so. No Member shall participate in the management of the Company or have any right to bind the Company except (a) as a Manager or an Officer duly appointed pursuant to Section 2.9(a); or (b) as otherwise expressly provided herein or required by the Act.

2.3 Limitations on Authority; Approval by a Simple Majority. Notwithstanding anything to the contrary contained herein, without the authorization by Members holding a Simple Majority, the Managers shall not have the authority to:

(a) borrow money (not including trade payables incurred in the ordinary course of business) in excess of $25,000 individually or $100,000 in the aggregate;

(b) enter into any agreement or transaction on behalf of the Company or its Subsidiaries with any Manager, Member or his, her, or its Affiliates;

(c) incur any capital expenditure in excess of $10,000 individually or $20,000 in the aggregate in any trailing twelve-month period;

(d) liquidate, dissolve or wind-up the business and affairs of the Company or any Subsidiary or consent to any of the foregoing;

(e) cause or permit any merger or consolidation of the Company or any Subsidiary with or into any Person, or the entering into of any business combination by the Company or any Subsidiary with any Person;

(f) sell, lease, transfer, license or otherwise dispose, in a single transaction or series of related transactions, by the Company or any Subsidiary of any material assets of the Company or any of its Subsidiaries (including any non-ordinary course or exclusive licensure of intellectual property rights of the Company or any Subsidiary), except where such sale, lease, transfer, license or other disposition is to a wholly-owned Subsidiary of the Company;

(g) cause or allow a bankruptcy of the Company or any Subsidiary;

(h) hire or terminate any executive, employee or engage any independent contractor;

(i) establish or change the compensation of any executive, employee or independent contractor, including bonus and equity awards;

(j) make any distribution;

(k) franchise any aspect of the business of the Company or any of its Subsidiaries;

(l) (A) issue additional Units, (B) create and issue other Membership Interests, in other classes or series, having rights and/or obligations different from those of the Units, (C) issue obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other Membership Interests and issue the Units or other Membership Interests into which such indebtedness or other securities is convertible or exchangeable for, or (D) issue warrants, options or other rights to purchase or otherwise acquire Units or other Membership Interests (clauses (A)-(D), collectively, "Equity Securities"), provided that the admission of any new Member shall require the consent of the Super Majority;

(m) purchase, redeem, or otherwise acquire any of the Company's Equity Securities (including any warrants, options, and other rights to acquire any Equity Securities);

(n) cause any material change in the Business of the Company or any Subsidiary or directly or indirectly enter into a new line of business;

(o) convert the Company or any Subsidiary into a corporation or other type of business entity or cause or permit the Company, or any direct or indirect subsidiary of the Company, to take any action (including, without limitation, making an election), or fail to take any action, that would result in the Company or any such subsidiary constituting or otherwise being treated as an entity taxable as a corporation for United States federal, state or local income tax purposes;

(p) make any material deviation to any operating plan or budget; or

(q) enter into any contract, agreement, arrangement or understanding to take any of the foregoing actions.

2.4 Liabilities and Indemnification of Managers and Officers.

(a) In carrying out his, her or its powers and duties hereunder, a, Manager or Officer shall exercise such Manager's or Officer's best efforts, and shall not be liable to the Company, any Member or any other Person who has an interest in or claim against the Company, for any loss, damage, claim, cost, liability or expense (including reasonable attorneys' fees) incurred by reason of any act performed or omitted by such Manager or Officer or by reason of any error of judgment thereby, provided that such act, omission, or error of judgment (i) was performed, omitted, or made, as the case may be, in good faith; (ii) was reasonably believed by such Manager or Officer to be in the best interest of the Company; and (iii) was reasonably believed by such Manager or Officer to be within the scope of the authority conferred on such Manager or Officer by or pursuant to this Agreement. Notwithstanding the foregoing or any other provision hereof, such Manager or Officer shall be liable for any such loss, damage or claim incurred by reason of such Manager's or Officer's fraud, gross negligence, or willful misconduct.

(b) A Manager who ceases to be a Manager or an Officer who ceases to be an Officer, as applicable, shall not be liable for, or on account of, obligations or liabilities of the Company incurred subsequent to ceasing to be a Manager or Officer, as the case may be.

(c) To the fullest extent permitted by applicable law, the Company shall indemnify any Manager or Officer performing management, accounting, tax matters, or other duties or obligations of the Company (whether pursuant to this Agreement or otherwise) and shall save such Manager or Officer and their respective Affiliates from, and against, any and all loss, damage, claim, cost, liability or expense (including reasonable attorneys' fees) incurred in performing such services for the Company by reason of any act performed or omitted by such Manager or Officer or by reason of any error of judgment thereby, provided that such act, omission, or error of judgment (i) was performed, omitted, or made, as the case may be, in good faith; (ii) was reasonably believed by such Manager or Officer to be in the best interest of the Company; and (iii) was reasonably believed by such Manager or Officer to be within the scope of the authority conferred on such Manager or Officer by or pursuant to this Agreement. Notwithstanding the foregoing or any other provision hereof, such Manager or Officer shall be liable for any such loss, damage or claim incurred by reason of such Manager's or Officer's fraud, gross negligence, or willful misconduct.

(d) Anything to the contrary notwithstanding, no Member shall be personally liable for the return of all or any portion of the Capital Contribution of any other Member, and any such return shall be made solely from the tangible and intangible assets owned by the Company.

2.5 Compensation of the Managers and Members. The Managers and the Members shall not be compensated for their services as such; the Officers may receive such compensation if approved by the Managers and Members holding a Simple Majority. The Managers, Members and Officers shall be reimbursed for out-of-pocket expenses incurred by them on behalf of the Company in accordance with Company policies.

2.6 Delegation by the Board of Managers. The Board of Managers shall have the power and authority to delegate the rights and powers of the Board of Managers to manage and control the business and affairs of the Company to one or more other individuals, including delegating such rights and powers of the Board of Managers to Officers of the Company. The Board of Managers may authorize any Person (including, without limitation, any Member or Officer) to enter into any document on behalf of the Company and perform the obligations of the Company thereunder. Notwithstanding the foregoing, the Board of Managers shall not have the power and authority to delegate any rights or powers customarily requiring the approval of the directors of a corporation under the laws of the State of Florida, and no Officer or other Person shall be authorized or empowered to act on behalf of the Company in any way beyond the customary rights and powers of an officer of a Corporation under the laws of the State of Florida.

2.7 Removal of a Manager, Vacancies, Replacement of Managers. Any Manager may be removed with or without cause by the Member who appointed such Manger. Upon the death, retirement, resignation or removal of any Manager, the Member who appointed such Manager shall have the right to designate the replacement Manager. Any such removal, appointment or replacement shall take effect upon receipt by the Board of Managers of written notice from the Member having the right take such action. Notwithstanding the foregoing, to the extent that the Membership Interest of a Member represents less than ten percent (10%) of the total outstanding Membership Units on a fully diluted basis, the Manager appointed by such Member may be removed with or without cause by a Simple Majority, and any vacancies resulting from the death, retirement, resignation removal of such Manager shall be filled by appointment by a Simple Majority. Upon retirement, resignation or removal, the former Manager shall immediately cease to have any authority to act as a Manager for the Company. Any Company funds or other Property in the possession or under the control of such removed Manager shall immediately be released and transferred to his, her or its successor. The removed Manager shall cooperate in the orderly transition of affairs to the Manager's successor.

2.8 Meeting of the Board of Managers.

(a) The Board of Managers shall meet at such time and at such place as the Board of Managers may designate. Special meetings of the Board of Managers shall be held at the request of any Manager. All regular and special meetings of the Board of Managers may only be held upon at least two (2) business days' notice to the Managers. Any Manager may waive the requirement of such notice as to such Manager.

(b) Any meeting of the Board of Managers may be held in person or by conference telephone or similar communications equipment so long as all Managers participating in the meeting can hear one another, and all Managers participating by telephone or similar communications equipment shall be deemed to be present in person at the meeting.

(c) No action may be taken at a meeting of the Board of Managers unless a quorum consisting of the entire Board of Managers, if any, are present; provided that, if any Manager is not present to comprise a quorum at a meeting, then any Manager present at such meeting may by notice call another meeting of the Board of Managers to be held at a reasonable time not less than two (2) business days after the date of such notice, and a quorum shall be deemed present at such called next meeting with respect to the items on the agenda for the meeting at which a quorum was not present and action may be taken on such items at the next meeting even in the absence of a Manager provided that a majority of the Board of Managers is present.

(d) Any action that may be authorized or taken at a meeting of the Board of Managers may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by all of the Managers, which writing or writings shall be filed with or entered upon the records of the Company.

(e) Each Manager shall be entitled to cast one vote with respect to any decision to be made by the Board of Managers. Except as otherwise provided in this Agreement, the effectiveness of any vote, consent or other action of the Board of Managers or the Managers in respect of any matter shall require either (i) the presence of a quorum at a duly called meeting of the Board of Managers and the affirmative vote of a majority of the Managers present at such meeting or (ii) the written consent (in lieu of meeting) of the entire Board of Managers. Any Manager may vote in person or by proxy (pursuant to a power of attorney) on any matter that is to be voted on by the Board of Managers. Approval or action by the Board of Managers shall constitute approval or action by the Company and shall be binding on the Members.

2.9 Officers.

(a) The Board of Managers may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Board of Managers), including employees, agents and other Persons (any of whom may be a Member or Manager who is a natural person) who may be designated as officers of the Company, with titles including but not limited to "chief executive officer," "chief operating officer," "president," "vice president," "treasurer," "secretary," "general counsel," "director" and "chief financial officer," as and to the extent authorized by the Board of Managers (each an "Officer" and collectively the "Officers") or as authorized agents of the Company, and to execute, deliver and perform agreements, instruments and documents in the name and on behalf of the Company (each, including each Officer, an "Authorized Agent"). Any number of offices may be held by the same Person. In the Board of Managers' discretion, the Board of Managers may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of Florida or Members. Any Officers so designated shall have such authority and perform such duties as the Board of Managers may, from time to time, delegate to them. Each Officer shall hold office until his successor shall be duly designated and shall have qualified as an Officer or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Board of Managers. The Managers hereby designate the Persons identified on Schedule B hereto as the initial Officers of the Company, who shall have the roles, responsibilities and authority set forth therein. The appointment of a Person as an Authorized Agent shall not of itself create a right to any employment or other engagement with the Company or any Affiliate thereof, and the Members may remove, by Simple Majority, any Authorized Agent at any time for cause or without cause.

(b) Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers. The acceptance by the Board of Managers of a resignation of any Officer shall not be necessary to make such resignation effective, unless otherwise specified in such resignation. Any Officer may be removed as such, either with or without cause, at any time by the Board of Managers. Designation of any individual as an Officer by the Board of Managers shall not in and of itself vest in such individual any contractual or employment rights with respect to the Company.

(c) Subject to Section 3.11, the Officers, in the performance of their duties as such, shall (i) owe to the Company fiduciary duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Florida, and (ii) keep the Board of Managers reasonably apprised of material developments in the business of the Company.

2.10 Meetings of Members.

(a) There shall be no requirement that the Company hold any annual or other meetings of the Members; provided, however, that meetings of the Members may be called by a Simple Majority to approve those acts or matters, if any, which, pursuant to the Act or this Agreement, expressly require the approval of the Members, and shall be held at such place as shall be designated in the notice of such meeting.

(b) Except as expressly required by the Act or by this Agreement, no vote, consent or authorization of the Members or any class, series or other subset of Members whatsoever shall be required for the taking of any action by or in respect of any other matter on behalf of or with respect to the Company or its affairs.

(c) Notice of any meeting of the Members, stating the place, date and hour of the meeting (but which need not state the purpose(s) for which the meeting is called), shall be mailed or given by or at the direction of a Simple Majority to each Member entitled to attend and/or vote at the meeting at least two (2) days prior to the meeting; provided that any Member may waive any such notice and the attendance of any Member at a meeting without protesting the lack of notice of such meeting shall constitute such a waiver. Any Member entitled to vote at a meeting of Members shall be entitled to attend such meeting either in person or telephonically.

(d) At any meeting of the Members, every Member entitled to vote may vote in person, telephonically or by proxy.

(e) For each Common Unit or fraction thereof held by a Member, such Member shall be entitled to one vote or a corresponding fractional vote, respectively. Except as otherwise expressly provided in this Agreement, (i) all Members entitled to vote shall vote as one class, and (ii) any limited liability company action or other matter required to be approved by vote of the Members shall be authorized if a Simple Majority of all of the Members entitled to vote thereon affirmatively vote in favor of or consent in writing to said authorization, whether at a meeting or otherwise.

2.11 Authority of Members; Action by Simple Majority. Except as expressly provided otherwise in this Agreement, in every instance where this Agreement or the Act requires or permits an action or decision to be approved, authorized, voted upon, consented to or otherwise acted upon or decided by the Members, such approval, authorization, vote, consent or other action or decision shall be decided by Member(s) constituting, singly or in the aggregate, a Simple Majority.

2.12 Limitations on Personal Liability of Members.

(a) No Member shall have any personal liability for any obligations or liabilities of the Company whatsoever except if and then only to the extent expressly required in the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any Member for any liabilities of the Company.

(b) No Member, nor any Affiliate of any Member, shall have any personal liability to the Company or any of the Members for any breach of duty as a Member, as the case may be, and/or when acting with the consent of the Members or otherwise in accordance with this Agreement; provided, that the foregoing provision shall not eliminate or limit the liability of any Member or Officer if a final judgment or other final adjudication adverse thereto establishes that the acts or omissions thereof were the result of fraud or intentional bad faith or such other conduct which under applicable law precludes the elimination or limitation of such liability.

(c) No Member shall be personally liable for the return or payment of all or any portion of the capital of or profits allocable to or loans to the Company by any Member (or any successor, assignee or transferee thereof), it being expressly agreed that any such return of capital or payment of profits made pursuant to this Agreement, or any payment or repayment in respect of any such loan, shall be made solely from the assets of the Company (which shall not include any right of contribution from any Member). No Member, in his, her or its capacity as a Member shall owe any fiduciary duties to the Company or to any other Member(s).

(d) Except as otherwise prohibited by applicable law, each Member hereby waives any and all present and future rights to assert any claims and causes of action based on or arising out of, and none of the Members, nor any of Officers, shall have, any fiduciary or similar duty or obligation to the Company or any of the Subsidiaries or any of the Members, whether in the capacity of any of them as a Member or Officer, under the Act, or otherwise.

2.13 Tax Matters.

(a) The Managers shall have the exclusive right to make any and all elections for federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company assets pursuant to Sections 754, 743(b) and 734(b) of the Code (as herein defined), or any successor provisions thereto, or any comparable provisions of state or local law, in connection with any transfer(s) of any Membership Interest(s) and/or any Company distribution(s) or to cause the Company to be taxed as a corporation pursuant to Section 301.7701-3(c) of the Regulations (as hereinafter defined) or any successor provisions thereto or comparable provisions of state or local law.

(b) The Managers may designate from time to time one Member to serve as the "partnership representative" within the meaning of Section 6223(a) of the Code (in such capacity the "Partnership Representative"). The Partnership Representative shall be permitted to cause the Company to make the election under Section 6221(b) of the Code, if the election is available to the

Company and the Managers determine that the election is in the best interests of the Company. If such election is unavailable or the Company otherwise does not make such election, the Partnership Representative shall be permitted to cause the Company to elect the application of Section 6226 of the Code if it receives a "notice of final partnership adjustment" that would otherwise permit collection from the Company of a deficiency of taxes, for each relevant year, unless the Partnership Representative determines that the election under Section 6226 of the Code is not in the best interests of the Company or is unavailable, in which case the Company shall not make such election. Each Member covenants to take into account and report any adjustment, determined in accordance with Section 6226 of the Code and any Regulations adopted therewith, to their items for the reviewed year and succeeding years prior to the year of adjustment as notified to them by the Partnership Representative on behalf of the Company in a statement, in the manner provided in Section 6226(b) of the Code if reasonably permitted, whether or not such Member owns a Membership Interest or remains a Member in the year of any such statement. Any Member that fails to report its share of such adjustments on its U.S. federal income tax return for its taxable year including the date of any such statement as described immediately above shall indemnify and hold harmless the Company and the other Members against any taxes, interest and penalties collected from the Company as a result of such Member's inaction. The foregoing covenants and indemnification obligation of the Members shall survive indefinitely and shall not terminate, without regard to any transfer of a Member's Membership Interest, withdrawal as a Member, or liquidation, dissolution or termination of the Company. The Members shall have no claim against the Company or the Partnership Representative for any form of damages or liability as a result of actions taken (or not taken) by the Partnership Representative under and in accordance with this Section 2.5(b).

2.14 Indemnification of Members.

(a) The Company shall indemnify, defend and hold harmless each Member, and if, but only if and to the extent the Members shall expressly so require, any other agents, employees, advisors and consultants as the Members shall expressly so specify as entitled to indemnification in and with respect to the specific instance in question (each of the Members and any such other Person so specified in and with respect to such specific instance, an "Indemnitee"), from and against any and all losses, liabilities, damages, claims, judgments, fines, amounts paid in settlement, costs or expenses (including reasonable attorneys' fees and disbursements), and other amounts, of any nature whatever, suffered or incurred in defense of or in connection with any demands, claims, actions, suits or proceedings, whether civil, criminal, administrative, investigative or otherwise, against such Indemnitee, or to which such Indemnitee is a party, in each case in or as a result of or relating to his, her or its capacity, actions or omissions as a Member (or, if so specified in and with respect to such specific instance, as such an agent, employee, advisor or consultant) or concerning the Company or any of the Subsidiaries or any activities undertaken on behalf of the Company or any of the Subsidiaries, including, without limitation, any demand, claim, action, suit or proceeding initiated by or on behalf of the Company or any Member; provided that the right to indemnification conferred in this Section 2.14 shall not apply (i) if and to the extent that the acts or omissions of such Indemnitee are found by a court of competent jurisdiction upon entry of a final judgment to be the result of such standard of conduct as under applicable law prevents indemnification hereunder, or (ii) with respect to demands, claims, actions, suits or proceedings, including counterclaims and cross claims, initiated or brought voluntarily by such Indemnitee, and not asserted solely by way of defense.

(b) An Indemnitee shall be entitled to require the Company to make advances to or on behalf of such Indemnitee to cover the costs (including reasonable attorneys' fees) of defending any demand, claim, action, suit or proceeding against such Indemnitee, provided that the

Company is provided by such Indemnitee with (i) a written statement of his/her/its good faith belief that he/she/it has met the standard of conduct that permits indemnification hereunder and under applicable law and (ii) a written undertaking to repay to the Company, without interest, if such Indemnitee is found by a court of competent jurisdiction upon entry of a final judgment to have violated the standards for indemnification set forth in the immediately preceding sentence, each in such form and substance as the Company shall require.

(c) The right to indemnification conferred in this Section 2.14 shall not be exclusive of any other right which any Person may have or hereafter acquire hereunder or under any statute, agreement, vote, determination of the Members or otherwise. The Company may, but shall not be required to, maintain insurance, at its expense, to protect any Person referred to in this Section 2.14 against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under the provisions of this Section 2.14. All rights of any Indemnitee shall survive the dissolution of the Company or any of the Subsidiaries and the death, retirement, removal, dissolution, incompetence or insolvency of such Indemnitee.

(d) The provisions of this Section 2.14 are for the benefit of the Indemnitees and such Indemnitees shall have an independent right of enforcement in respect of this Section 2.14 as intended third-party beneficiaries hereunder.

## ARTICLE 3

## PARTICIPATION RIGHTS

3.1 Participation Rights.

(a) Except for Excluded Issuances (as defined below) (it being understood that this Section 3.1 shall not apply with respect to Excluded Issuances), and subject to the provisions hereof, each of the Members that hold a Senior Equity Interest, shall be entitled to purchase a percentage of any Membership Interests (and including the sale and issuance of any security, warrant or interest convertible into or exercisable or exchangeable for any Membership Interest) which the Company proposes to issue and sell after the Effective Date, which percentage (the "Participation Percentage") equals the percentage of the outstanding Common Units of the Company theretofore held by such Member immediately prior to the offering of the Membership Interests on a fully diluted, as converted basis (assuming the conversion of any and all convertible or exercisable securities into Common Units at the then applicable conversion or exercise price).

(b) If the Company proposes to undertake an issuance of Membership Interests (other than Excluded Issuances), it shall give the Members that hold a Senior Equity Interest written notice (in any event not later than ten (10) days after the issuance thereof) of its intention, describing the type of Membership Interests, the price and terms upon which the Company proposes to issue or has issued the same, the purchaser and the amount of Membership Interests eligible to be purchased by each Member holding such Senior Equity Interest. Any material revision of the terms of such intended purchase shall require re-notification of the Members and a restarting of the 10-day period provided in Section 3.1(d) below.

(c) Upon giving of written notice to the Company, each of the Members that hold a Senior Equity Interest shall have the right to purchase its Participation Percentage of the securities being offered, for the price and upon the terms specified in the aforesaid notice, at the closing of such transaction or thereafter on a date specified by the Company which shall be no later than twenty (20) days after the Company's receipt of notice under Section 3.1(d) below.

(d) Each of the Members holding a Senior Equity Interest shall have fifteen (15) days after receipt of the last notice from the Company pursuant to Section 3.1(b) hereof to notify the Company of its election to exercise its participation right hereunder.

(e) The term "Excluded Issuances" means any issuances or sales of Membership Interests in any one or more of the following categories: (A) to any employee, officer, director or manager of, or consultant to, the Company or any Subsidiary or any affiliate of any such employee, officer, director, manager or consultant, approved by, or in accordance with any plan or program, in each case approved by the Members, (B) pursuant to or in respect of any conversion, exchange or rescission of, or other exercise of rights in respect of, any then outstanding promissory note, capital stock or securities, (C) pursuant to or in connection with a split, reverse split, pro rata distribution, reclassification or other similar transaction with respect to any Membership Interests, (D) pursuant to or in connection with the acquisition of any other entity, business or assets by the Company or any Subsidiary, whether by merger, consolidation, purchase of assets, purchase or exchange of stock or securities or other reorganization or in connection with a joint venture agreement or arrangement, or similar transaction or arrangement, in each case approved by the Members, (E) to any bank, lessor, licensor or lender or financial institution pursuant to or in connection with a debt financing, commercial leasing or licensing transaction, or similar transaction or arrangement, in each case approved by the Members, (F) in connection with any development agreement, or licensing transaction, or strategic or business collaboration or arrangement, approved by the Company, in each case approved by the Members, or (G) to any supplier of goods or services pursuant to a transaction approved by the Members.

3.2 Individual Obligations. Each of the respective obligations of any of the Members under this Agreement shall be the respective obligations individually of the applicable Member and shall be and remain binding on each such Member notwithstanding the failure of any other Member to comply with such obligation as it applies to such other Member. Except as may be expressly set forth in this Agreement, no obligation of the Company under the Agreement shall in any manner constitute an obligation of or be deemed guaranteed in any manner by any Member.

## ARTICLE 4

## CAPITAL; UNITS; PERCENTAGE INTERESTS; INCOME AND LOSSES; DISTRIBUTIONS

4.1 Certain Additional Defined Terms.

(a) The term "Available Cash Flow" shall mean, with respect to any period, all cash received by the Company from all sources (other than Capital Contributions or indebtedness for borrowed money) during such period, less the portion thereof to be used to pay (or to establish reserves for) working capital needs, expenses and fees, principal and interest on Company debt, investments, acquisitions, contingencies and any other business reserves, all as determined by the Members.

(b) The "Capital Contributions" of a Member shall be the sum of the amounts which such Member (and/or his, her or its direct or indirect predecessor(s) in interest) shall have contributed (or shall be deemed to have contributed) to the capital of the Company as provided in Section 4.2.

(c) The term "Code" shall mean the Internal Revenue Code of 1986, as amended and as the same may be amended or restated from time to time.

(d) A "Company Year" shall mean the Fiscal Year of the Company for federal income tax purposes.

(e) The term "Net Income" or "Net Loss" for any Company Year shall mean the net income or loss of the Company for such year, determined in accordance with Code Section 703(a), increased by any income exempt from federal income tax and decreased by any expenditure of the Company described in Code Section 705(a)(2)(B), or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i). Without limiting the generality of the foregoing, Net Income and Net Loss shall reflect any gains or losses realized by the Company on the sale, exchange or other disposition of Company assets and all deductible Company expenses, including, without limitation, (i) any deduction or amortization of expenses incurred in connection with the formation and organization of the Company, (ii) any guaranteed payments, (iii) any taxes imposed on the Company, (iv) interest payable by the Company, and (v) general operating expenses of the Company. Net Income and Net Loss shall be determined net of items of Company gross income, gain, loss, or deduction specially allocated pursuant to Section 4.9. In the event the book value of any Company asset is adjusted pursuant to Section 4.4(b), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss. Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its book value.

4.2 Units; Capital Contributions; Senior Equity Interests.

(a) As of the Effective Date, each of the Members shall be allocated the number of Common Units set forth on Schedule A hereto opposite the name of such Member under the column entitled "Common Units". Simultaneous to the execution of this Agreement, each of the Members shall contribute to the Company the property set forth on Schedule C as Capital Contributions. Each of the Members hereby warrants and represents that, at the time of contribution, it is the sole and exclusive owner of said property, free and clear of any encumbrances. Furthermore, each Member shall indemnify and hold harmless the Company and the other Members against any and all claims, losses and/or damages, liens, judgments, penalties, attorneys' fees, expenses and/or liabilities arising out of, involving, or in connection with, any inaccuracy or beach of their respective representations and warranties set forth in this Section 4.2(a). The foregoing indemnification obligation of the Members shall survive indefinitely and shall not terminate, without regard to any transfer of a Member's Membership Interest, withdrawal as a Member, or liquidation, dissolution or termination of the Company.

(b) All property contributed to the Company as Capital Contributions shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in his or its individual name or right.

(c) Each Member of the Company who has subscribed for Senior Equity Interests shall be unconditionally obligated to make a contribution in an aggregate amount equal to the Senior Equity Capital Contribution of such Member as set forth on Schedule A.

(d) No Member shall have any obligation to make any additional Capital Contributions, Senior Capital Contributions, or advances to the Company or to otherwise undertake any financial commitments to or on behalf of the Company (nor, notwithstanding any provision in this Agreement to the contrary, may this Agreement be amended, without such Member's express written consent, to impose any such obligation on such Member); provided that this sentence shall not limit any commitment that any Member may make to the Company under separate written agreement. A Member may make only such Capital Contributions to the Company on such terms and subject to such conditions as shall be approved by the Members.

(e) Subject to applicable provisions of Section 3.1, the Members, acting on behalf of the Company, may at any time admit one or more additional Members into the Company, accept contributions of additional capital to the Company, and/or issue additional Common Units or Units in respect of any other new or hereafter designated class or series of membership interests to any then existing or new Members (including, without limitation, in respect of any Membership Interests to be issued to officers, directors, employees, consultants, vendors, suppliers and/or strategic partners of the Company or any of its Subsidiaries whether under one or more plans or programs adopted or approved by the Members or otherwise), in each such case only if the applicable new or existing Member has complied with any of the following as may be applicable: (A) agreed in writing to be bound by the terms of this Agreement by becoming a party hereto, (B) delivered such additional documentation as the Members shall reasonably require, and/or (C) delivered such consideration as the Members shall determine or approve. The terms and conditions, including the applicable amount and class or series of Units (and the relative rights, entitlements, powers and/or duties of Members in respect thereof, which may include rights, entitlements, powers and/or duties senior to then existing classes or series and groups of Members, including any seniority, preferential terms, and/or priority returns associated therewith) and the Capital Contribution (and if determined or approved by the Members, any vesting or other criteria different from or in addition to those set forth in this Agreement), of each such admission and/or issuance shall be fixed or approved by the Members at the time of the applicable admission and/or issuance.

(f) The Members shall be entitled to amend or authorize the amendment of this Agreement (including Schedule A hereto), from time to time, to reflect the admission of any additional Members and any issuances, Transfers or forfeitures of Units (and, if applicable, the designation of any new class or series of Membership Interests), and to reflect any corresponding changes to any other then existing Membership Interests, in each case as permitted or required by this Agreement. Each Member hereby acknowledges that the admission of new Members and the issuance of additional Membership Interests of the same or any other class or series may have the effect of diluting or granting preferences over such Member's economic interest and reducing the voting power, if any, associated with such Member's Membership Interest.

4.3 Capital Accounts.

(a) A separate capital account (a "Capital Account") shall be established and maintained for each Member in accordance with the substantial economic effect and special rule provisions of Regulations Sections 1.704-1(b)(2) and 1.704-2. The Members' respective Capital Accounts shall be kept separate and apart from the books in which the Company maintains records of the Company's adjusted tax basis in its assets and the Members' adjusted tax bases in their Membership Interests. Each Member's Capital Account shall be (i) increased by the amount of such Member's Capital Contributions and any Net Income and items of gross Company income and gain allocated to such Member pursuant to this Article 4 and (ii) reduced by the amount of all distributions made to such Member in respect of such Member's interest in the Company, whether pursuant to this Article 4 or otherwise, and any Net Loss and items of gross Company deduction and loss allocated to such Member pursuant to this Article 4. In addition, the Members' Capital Accounts are to be adjusted from time to time in accordance with Section 4.4(b) hereof, if applicable. Allocations under Section 4.4(d) shall affect the Members' Capital Accounts only to the extent provided in such Section. Distributions and/or payments to Members constituting guaranteed payments shall not be considered a distribution in respect of such Member's interest in the Company and will not affect such Member's Capital Account other than by reason of the effect of such guaranteed payments on the Net Income of the Company allocated to such Member.

(b) The assets of the Company may (and in the circumstance described in clause (iv) below, shall) be revalued on the books of the Company to equal their fair market values at the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution to the capital of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets (including money) as consideration for an interest in the Company; (iii) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company (or any Subsidiary) by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member; or (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if required by the Members. It is understood that, except as specifically set forth in this Section 4.4(b), no Member shall have any expectation as to, or any claim whatsoever as to the appropriateness or lack of appropriateness of, any revaluation, and hereby expressly and irrevocably waives any and all such expectations and claims. Upon a revaluation of the Company's assets pursuant to this Section 4.4(b), the fair market values of such assets shall be determined in accordance with Section 4.13 hereof and, immediately before giving effect to the applicable triggering event, each Member's Capital Account shall be increased or decreased in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) and Section 4.5 hereof.

(c) When property is reflected in the Capital Accounts at a book basis different from the basis of such property for federal income tax purposes, all Net Income, Net Loss and items of gross Company income, gain, deduction and loss with respect to such property shall be determined for purposes of adjusting Capital Accounts based on the book basis of such property in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

(d) For federal income tax purposes, all gain, loss, depreciation or amortization with respect to property which is reflected in the Capital Accounts at a basis different from the tax basis of such property shall be allocated among the Members in a manner that takes into account such difference in accordance with the principles of Section 704(c) of the Code and Section 1.704-3 of the Regulations. Allocations pursuant to the previous sentence are solely for federal, state, and local income tax purposes and shall not affect or in any way be taken into account in computing a Member's Capital Account or share of distributions (including Tax Distributions under Section 4.8(b)(i)) pursuant to any provision of this Agreement. Similarly, items of tax credit and tax credit recapture shall be allocated to the Members in accordance with Regulations Section 1.704-1(b)(4)(ii), but shall not be credited or charged to their respective Capital Accounts except to the extent required under Regulations Section 1.704-1(b)(2)(iv)(j).

(e) A transferee of a Membership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Membership Interest so transferred.

4.4 Allocations of Net Income and Net Loss.

(a) After giving effect to the regulatory allocations required under Section 4.9 hereof, Net Income and Net Loss (or items of Company gross income, gain, loss or deduction, as provided in Section 4.5(b)) for each Company Year or other accounting period shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such accounting period to equal the hypothetical distribution, if any, that such Member would receive if, on the last day of such period: (x) all of the Company's assets, including cash, were sold for cash equal to their book values (as determined for purposes of maintaining Capital Accounts in accordance with Section 4.4 hereof), taking into account any adjustments thereto for such period, including pursuant to Section 4.4(b) hereof; (y) all Company liabilities reflected on the face of the Company's balance sheet were satisfied in cash according to their terms (limited, with respect to each nonrecourse liability, to the book value (as so determined) of the Company assets securing such liability); and (z) the net remaining proceeds thereof were distributed in full to the Members in the order of priority described in Section 4.8(b)(ii) hereof (the "Intended Dissolution Waterfall"). For purposes of determining Capital Accounts under this Section 4.5(a), (i) Capital Accounts shall first be reduced by any distributions during such period other than distributions pursuant to Article 5 hereof, and (ii) a Member's Capital Account balance shall be deemed to be increased by such Member's Permissible Capital Account Deficit, if any, determined as of the end of such accounting period.

(b) The Members intend that the allocation provisions of Section 4.5(a) will produce final Capital Account balances of the Members that will permit liquidating distributions that are made in accordance with Section 5.3(c) hereof to be made in accordance with the Intended Dissolution Waterfall. If such allocation provisions would fail to produce such final Capital Account balances, (i) such tax allocation provisions may be amended by the Members if and then only to the extent necessary to produce such result, and (ii) if the Members deem it advisable, the Members shall be entitled to require Net Income and Net Loss (or items of gross income, gain, loss and deduction, if necessary) for prior Company Years with respect to which the Company and all affected Members would then be entitled to file an amended tax return to be reallocated among the Members to the extent it is not possible to achieve such result with allocations of such items for the Company Year in which the liquidation or dissolution and winding up of the Company occurs. This Section 4.5(b) shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority.

4.5 Tax Withholding and Certain Other Matters. (a) The Members are authorized to cause the Company to withhold from or pay on behalf of any Member the amount of federal, state, local or foreign taxes that the Members shall believe the Company is required to withhold or pay with respect to such Member's interest in the Company and/or any amount payable, distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be paid by the Company pursuant to Code Sections 1441, 1442, 1445 or 1446 and any taxes imposed by any state or other taxing jurisdiction on the Company as an entity. Without limiting the foregoing, the Members shall be entitled to cause the Company to withhold (and remit to the appropriate governmental authority), from amounts otherwise distributable or payable to a Member, any taxes that such Member notifies the Company in writing should be withheld, which notice shall be given by any Member who becomes aware of any withholding obligation to which it is subject and shall specifically set forth, inter alia, the rate at which tax should be withheld and the name and address to which any amounts withheld should be remitted.

(b) If the Company is required to and does in fact withhold and pay over to any one or more taxing authorities amounts on behalf of a Member exceeding available amounts then remaining to be distributed to such Member, such payment by the Company shall constitute a loan to such Member that is repayable by the Member on demand, together with interest at the applicable federal rate determined from time to time under Code Section 7872(f)(2) (or any successor provision thereto), calculated upon the outstanding principal balance of such loan as of the first day of each month. Any such loan shall be repaid to the Company, in whole or in part, as determined by the Members, either (i) out of any distributions or payments from the Company which the Member is (or becomes) entitled to receive, or (ii) by the Member in cash upon demand by the Company (said Member bearing all of the Company's costs of collection, including reasonable attorneys' fees, if payment is not remitted promptly by the Member after such a demand for payment).

(c) Each Member agrees to cooperate fully with all efforts of the Company to comply with its tax withholding and information reporting obligations and agrees to provide the Company with such information as the Members may request from time to time in connection with such obligations.

(d) Except as otherwise provided in this Agreement, if the Company is obligated to pay any amount to a governmental authority (or otherwise makes a payment to a governmental authority) that is specifically attributable to a Member or a Member's status as the holder of a Membership Interest (including federal, state or foreign withholding taxes, state personal property taxes, and state unincorporated business taxes), then such Person shall indemnify the Company in full for the entire amount paid and/or required to be paid (including interest, penalties and related expenses). The Members may require the Company to offset distributions and other payments to which a Person is entitled under this Agreement or otherwise against such Person's obligation to indemnify the Company under this Section 4.6. A Member's obligation to indemnify the Company under this Section 4.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 4.6, the Company shall be treated as continuing in existence. The Company shall be entitled to pursue and enforce all rights and remedies it or the Company may have against each Member under this Section 4.6, including instituting a lawsuit to collect such indemnification payment with interest calculated at the rate referred to in Section 4.6(b) above (but not in excess of the highest rate permitted by law).

4.6 <u>Limitation on Net Loss Allocations</u>. Notwithstanding any provisions of this Article 4 to the contrary, and in accordance with Section 1.704-1(b)(2)(ii)(d) of the Regulations, no Member shall be allocated Net Loss to the extent such allocation would cause or increase a deficit balance in such Member's Capital Account in excess of such Member's then Permissible Capital Account Deficit. Solely for purposes of the limitation in the previous sentence, the Members' Capital Accounts shall be deemed reduced by the reasonably expected adjustments, allocations and distributions described in clauses (4), (5), and (6) of Regulations Section 1.704-1(b)(2)(ii)(d). Allocations of Net Loss that would be made to a Member but for such limitation shall be made to the other Members to the extent not inconsistent with such limitation.

4.7 Distributions. (a) No distributions, whether in respect of Available Cash Flow or otherwise, shall be made to the Members, except if, as, and then only to the extent, determined from time to time by the Members, provided that the Company shall make Tax Distributions and distributions pursuant to Section 4.8(b)(ii)(A) to the extent of its Available Cash Flow, but in all events subject in the discretion of the Members to any and all restrictions, limitations or prohibitions on any distributions imposed by any bank(s) or other institutional creditor(s) of the Company or any of the Subsidiaries from time to time or any other financing agreements to which the Company or any of the Subsidiaries is now or hereafter may become a party.

(b) If a distribution is to be made in accordance to 4.7(a), 50% of the distribution amount shall be paid to Members holding Senior Equity Interest, and 50% of the distribution amount shall be paid to all other Members, until all Members holding Senior Equity Interest have received 100% of their Senior Equity Capital Contribution. Once all Members holding Senior Equity Interest have received 100% of their Senior Equity Capital Contribution, any future distribution made in accordance with 4.7(a), shall be distributed in proportion to each Members Equity Interest.

(c) Distributions, other than distributions upon the liquidation of the Company in accordance with Section 5.3, if and when made, shall be made as follows and in the following order of priority:

(i) First, to each of the Members, in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for United States federal income tax purposes for periods beginning on or after the Effective Date in the Company's income tax returns, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for United States federal income tax purposes for periods beginning on or after the Effective Date in such Company income tax returns and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to this Section 4.8(b)(i). Distributions pursuant to this Section 4.8(b)(i) ("Tax Distributions") shall be made in proportion to the respective amounts required to then be distributed to each Member pursuant to this Section 4.8(b)(i). The "Assumed Tax Rate" shall equal forty percent (40%) or such other percentage as may be established by the Members from time to time. The determination of the amount of any Tax Distributions shall be made by the Members.

(ii) Next, to the Members as follows pro rata in the ratio of their respective Percentage Interests.

(d) No distribution pursuant to this Section 4.8 or otherwise pursuant to Article 5 hereof shall be deemed or give rise to any liability or obligation of any Member to any other Member, and any rights of any Member to any such distribution or redemption shall be and constitute solely and exclusively a right against and an obligation solely of the Company itself.

4.8 Regulatory Allocations.

(a) The following allocations shall be made in accordance with and to the extent required by Regulations Sections 1.704-2(f), 1.704-2(i), and 1.704-1(b)(2)(ii)(d). References in this Section 4.9 to "partner" and "partnership" are intended to relate to the characterization of the Members and the Company, respectively, for federal income tax purposes.

(b) If there is a net decrease in partnership minimum gain during a Company Year (determined in accordance with Regulations Section 1.704-2(d)), items of Company gross income and gain shall be allocated to the Members as quickly as possible in the amounts and manner described in Section 1.704-2(f) of the Regulations. This clause (b) is intended to comply with the minimum gain chargeback requirement relating to any nonrecourse liability of the Company set forth in Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(c) If there is a net decrease in partner nonrecourse debt minimum gain during a Company Year (determined in accordance with Regulation Section 1.704-2(i)(3)), items of Company gross income and gain shall be allocated as quickly as possible to those Members who had a share of such partner nonrecourse debt minimum gain at the end of the preceding Company Year (determined in accordance with Regulation Section 1.704-2(i)(5)) in the amounts and manner described in Regulation Section 1.704-2(i)(4). This clause (c) is intended to comply with the minimum gain chargeback requirement relating to nonrecourse debt set forth in Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d) If a Member unexpectedly receives an adjustment, allocation or distribution described in Section 1.704-1(b)(2)(ii)(d) of the Regulations which creates or increases a deficit balance in his, her or its Capital Account in excess of the sum (with respect to each Member, such Member's "Permissible Capital Account Deficit") of (A) such Member's share of the partnership minimum gain (as determined at the end of such Company Year in accordance with Regulation Section 1.704-2(g)), and (B) such Member's share of the partner nonrecourse debt minimum gain (as determined at the end of such Company Year in accordance with Regulation Section 1.704-2(i)(3)), then items of Company gross income and gain shall be allocated to such Member as quickly as possible to eliminate such excess, as required by Regulation Section 1.704-1(b)(2)(ii)(d), provided that an allocation pursuant to this clause (d) shall be made only if and to the extent such excess would exist after all other allocations provided for in this Section 4.9 have been tentatively made for such Company Year as if this clause (d) were not in this Section 4.9. This clause (d) is intended to comply with the qualified income offset requirement set forth in Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) Notwithstanding anything in this Agreement to the contrary, all items of Company gross deduction and loss attributable to a partner nonrecourse debt (as defined in Regulations Section 1.704-2(b)(4)) shall be allocated to the Member or Members that bear the economic risk of loss for such partner nonrecourse debt in accordance with Regulations Section 1.704-2(i)(1).

(f) The allocations required by Section 4.9(a) through (e) and in Section 4.7 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent permissible under the Regulations, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company gross income, gain, loss or deduction pursuant to this clause (f). Therefore, notwithstanding any other provision of this Article 4 (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company gross income, gain, loss or deduction in whatever manner the Company shall reasonably determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.5 of this Agreement. In exercising its discretion under this Section 4.9(f), the Company shall take into account future Regulatory Allocations under Sections 4.9(b) and (c) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 4.9(d) and (e). This Section 4.9(f) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

(g) The Company shall be entitled to use any allocable method provided by Regulations Section 1.752-3 for purposes of determining a Member's proportionate share of "excess nonrecourse liabilities" of the Company (as such term is defined in such Section).

4.9 Determination of Certain Matters.

(a) All matters concerning the determination, allocation and distribution among the Members of the amounts to be determined, allocated and/or distributed pursuant to Article 4 hereof, including the taxes thereon and accounting procedures applicable thereto, shall be determined in accordance with instructions or requirements of the Members in all cases unless expressly otherwise provided for by the provisions of this Agreement.

(b) The Members may amend the provisions of this Agreement relating to the manner in which tax items are allocated to the extent it determines necessary to comply with Regulations Sections 1.704-1(b) and 1.704-2; provided, however, that any such amendment may be made only if it is not likely to have a material and adverse effect on the amounts distributable to any Member pursuant to Article 5 hereof upon the liquidation of the Company.

4.10 No Interest on Capital. Except as provided in this Agreement, no Member shall be entitled to receive any interest on or in respect of any amount allocated to such Member's Capital Account or on or in respect of any distribution or withdrawal therefrom or thereof permitted or required under this Agreement.

4.11 Withdrawals by Members. Except as expressly provided in this Agreement, no Member (whether upon such Member ceasing to be a member of the Company or otherwise) shall have the right to withdraw any funds or other assets, or to receive any payments or distributions, from the Company or such Member's Capital Account without the express prior unanimous written consent of the Members (which consent may be granted or withheld in the sole discretion thereof).

4.12 Fair Market Value Determinations. Except as otherwise provided in Section 4.2, for purposes of determining the fair market value of securities and other assets pursuant to this Article 4, such securities and assets shall be valued as of the then most recent practicable date prior to the event for which such valuation is made, such valuation to be as determined on behalf of the Company in accordance with such instructions or determinations as the Members shall make or establish or by such appraiser as the Members shall select.

## ARTICLE 5

## DISSOLUTION; LIQUIDATION

5.1 Grounds. The Company shall be dissolved and its affairs shall be wound up only upon the written approval of a Simple Majority.

5.2 No Right to Retire, etc. or Cause Dissolution. No Member shall have the right to retire, resign or withdraw as a Member or otherwise cause, voluntarily or involuntarily, a dissolution of the Company other than as expressly permitted under the Act, or in connection with a transfer permitted pursuant to Articles 3 and 6 hereof, and any such action or any such dissolution caused by a Member, other than as so permitted, shall be null and void and shall constitute a breach by such Member of its obligations under this Agreement. Notwithstanding any provision of the Act to the contrary, no Member shall be entitled to any payment or distribution upon any such action or upon ceasing to be a member of the Company for any reason, except as may be expressly provided to the contrary in this Agreement. This Section 5.2 expressly overrides any rights to distributions or other payments to which a Member or any assignee thereof might otherwise be entitled under any provision of the Act.

5.3 Liquidation. Upon dissolution of the Company (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order:

(a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to any Person and expenses of liquidation in the order of priority provided by law;

(b) next, the Company will establish any reserves which the Members shall deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, from time to time, at such time(s) as the Members shall deem advisable, all or a portion of the balance of any such reserves not used to cover the aforesaid contingencies may be paid or distributed as provided in Section 5.3(c) below, it being agreed that all or a portion of such reserves may, at the election of the Members, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies; and

(c) then the Company will pay the balance, if any, of such assets to the Members in accordance with the provisions of Section 4.8(b)(ii) hereof.

Except as otherwise expressly provided herein, no Member shall have any rights or claims against the Company or any other Member with respect to the respective Capital Accounts of the Members.

5.4 Deferral of Distribution. Notwithstanding the provisions of Section 5.3 immediately above, if, upon dissolution of the Company, the Members shall determine that the sale of part or all of the Company's assets would cause undue loss to the Members, the Members may, in order to avoid such losses, require the Company to defer the liquidation of, and to withhold from distribution for a reasonable time, any such assets.

5.5 No Restoration Obligations. No Member shall have any obligation to restore any deficit balance in its capital account following a "liquidation" (as such term is defined in Regulations Section 1.704-1(b)(2)(ii)(g)) of its interest in the Company.

## ARTICLE 6

## RESTRICTIONS AND RIGHTS ON TRANSFER OF MEMBERSHIP INTERESTS

6.1 Restrictions on Transfer. Other than Permitted Transfers, no Member shall have the right to Transfer or otherwise dispose of all or any part of its, his or her Membership Interest except as approved by the Manager. Without limiting the foregoing, in connection with a Permitted Transfer pursuant to this Agreement or any other Transfer authorized in accordance with the terms of this Agreement, no Member shall Transfer all or any of such Member's Membership Interests unless the Transferee shall agree in writing, pursuant to such instrument as shall be approved by the Manager, to be bound as a Member by all the provisions of this Agreement and acknowledging the restriction on Transfers contained herein and agreeing to be bound thereby.

6.2 Additional Restrictions on Transfers and Admissions. Notwithstanding any other provisions of this Agreement to the contrary, no Transfer of a Member's Membership Interests, either in whole or in part, nor admission of any new or additional Member may be made unless in the judgment of the Manager (it being understood, however that the requirements of this Section 6.2, except the requirements of Section 6.2(a), may be waived, in whole or in part, by the Manager):

(a) such Transfer or admission would not cause the Company to lose its status as a partnership that is not a publicly traded partnership for federal income tax purposes;

(b) when added to the total of all other Transfers of Membership Interests within the twelve (12) months prior thereto, such Transfer or admission would not result in the Company being considered to have terminated within the meaning of Section 708 of the Code;

(c) such Transfer or admission would not violate any federal securities laws or any state or local securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the Membership Interest to be Transferred; and

(d) such Transfer or admission would not cause Membership Interests to be treated as "plan assets" within the meaning of Section 2510.3-101 of the Labor Department Regulations, if at the time of such transaction any Member is a United States "benefit plan investor" within the meaning of such Regulations and Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

6.3 Effectiveness of Transfer. Any purported Transfer in whole or in part of any Membership Interest or other interest in the Company or admission of any new or additional Member that is not made in compliance with this Article 6 shall be null and void ab initio.

6.4 Drag-Along.

(a) In the event that a proposed sale of all of the Common Units then-owned by Members representing a Simple Majority of the then outstanding Common Interests in a bona fide arm's length transaction to a Person that is not an Affiliate of the Company (a "Company Sale") is approved in principle by the Manager, the Company (acting at the direction of the Manager) or the Simple Majority (the "Drag-Along Selling Members") shall have the right to cause the remaining Members (collectively, the "Drag-Along Remaining Members") to sell to the acquirer in such Company Sale all, but not less than all, of the Membership Interests then held by each of Drag-

Along Remaining Members and/or to otherwise approve such Company Sale, and each of the Drag-Along Remaining Members hereby so agrees to sell such Drag-Along Remaining Member's Membership Interests and/or approve such Company Sale in accordance with the provisions of this Section 6.4 (such sale by such Drag-Along Remaining Members, the "Compelled Sale"). The Compelled Sale shall be effected at the Compelled Sale Price (as defined below) applicable to the respective Drag-Along Remaining Members, at substantially the same time as and upon substantially the same terms at which the Drag-Along Selling Members sell their Common Interests (but allowing for consideration in such different forms as may reasonably be required in light of any applicable securities laws). The "Compelled Sale Price", in respect of each of the Drag-Along Remaining Members, shall mean an amount equal to the pro rata portion of the aggregate purchase price paid to all of the Drag-Along Selling Members and the Drag-Along Remaining Members to which the applicable Drag-Along Remaining Member would be entitled, based upon the relative entitlement to liquidating distributions (under Section 5.3 hereof) in respect of the Membership Interest being sold by such Drag-Along Remaining Member as compared to the aggregate entitlements to liquidating distributions in respect of the Membership Interests being sold by the Drag-Along Selling Members and the other Drag-Along Remaining Members.

(b) The Company or the Drag-Along Selling Members, as applicable, shall exercise such rights hereunder by a notice which contains a description of the principal economic terms of the proposed transaction (the "Compelled Sale Notice") to the Drag-Along Remaining Members. The Compelled Sale Notice shall identify the proposed acquirer and include a summary description of the basis upon which the per Membership Interest consideration is anticipated to be computed and other material economic terms of the Company Sale and shall be given on a date not less than twenty (20) days prior to the expected closing date (the "Expected Closing Date") of the transactions contemplated by the Compelled Sale. On or before the tenth (10th) day after the Compelled Sale Notice is given (or promptly upon receipt of any such request made after the date of the Compelled Sale Notice), each of the Drag-Along Remaining Members shall execute and deliver to or upon the instructions of the Drag-Along Selling Members such documents and instruments of transfer as may be reasonably requested thereby to (i) effect the transfer of the Membership Interests then held by such Drag-Along Remaining Member, free and clear of any and all liens and encumbrances whatsoever (except those imposed by this Agreement) and (ii) implement any or all of the matters agreed to by such Drag-Along Remaining Member under Section 6.4(e) hereof.

(c) If within one hundred twenty (120) days after the Expected Closing Date, the Company Sale has not been consummated substantially as contemplated in the Compelled Sale Notice (unless such failure is due to a Drag-Along Remaining Member's failure to deliver properly executed documents or instruments of transfer or to make such representations and warranties as may be required pursuant to Section 6.4(e)(i) hereof or due to the breach of any covenant, representation or warranty by any Drag-Along Remaining Member contained in any of the sale documents or related instruments) (i) there shall be returned to the respective Drag-Along Remaining Members the respective documents and instruments previously delivered thereby in connection with such proposed Compelled Sale, and (ii) all of the restrictions on Transfers contained in this Agreement with respect to the Membership Interests of any of the Drag-Along Remaining Members shall remain in full force and effect.

(d) Upon consummation of the sale of the Membership Interests of the Drag-Along Selling Members and Drag-Along Remaining Members pursuant to this Section 6.4, the Company or the Drag-Along Selling Members shall give notice thereof to each of the Drag-Along Remaining Members, which notice shall contain a statement describing the consideration being paid and such Drag-Along Remaining Member's portion of such consideration (subject to deductions as described in Section 6.4(e) hereof).

(e) Each Drag-Along Remaining Member agrees that such Drag-Along Remaining Member, to the extent required by the Company or the Drag-Along Selling Members: (i) shall make representations and warranties, on substantially the same basis as shall be made by the Drag-Along Selling Members with respect to their Membership Interests, as to such Drag-Along Remaining Member's due organization, if applicable, due power and authority, non-contravention, title to and ownership of such Drag-Along Remaining Member's Membership Interests free and clear of all liens (except those imposed by this Agreement or under state or federal securities laws), authority with respect to the Compelled Sale, enforceability against such Drag-Along Remaining Member of the applicable definitive documents, and securities law matters pertaining to such Drag-Along Remaining Member; (ii) shall be liable in respect of a pro rata portion (based on the amount by which each Member's share of the aggregate proceeds paid with respect to its Membership Interests would have been reduced had the aggregate proceeds available for distribution to such Drag-Along Remaining Member been reduced by the amount of such indemnity) in any indemnification obligation agreed to by the Drag-Along Selling Members in connection with such Compelled Sale, up to an aggregate amount of such obligations equal to the aggregate amount of consideration actually received by or for the benefit of such Drag-Along Remaining Member, except that each Drag-Along Remaining Member shall be fully liable (up to such aggregate amount applicable thereto so actually received) for any obligations that relate specifically to such Drag-Along Remaining Member, such as indemnification with respect to representations and warranties given by such Drag-Along Remaining Member regarding such Drag-Along Remaining Member's due organization, if applicable, due power and authority, non-contravention, title to and ownership of the Membership Interests thereof, free and clear of all liens (except those imposed by this Agreement or under state or federal securities laws), authority with respect to the Compelled Sale, enforceability against such Drag-Along Remaining Member of the applicable definitive documents and securities law matters pertaining to such Drag-Along Remaining Member; and (iii) shall consent to deduct from the share of such Drag-Along Remaining Member's proceeds a pro rata portion (based on the amount by which each Member's share of the aggregate proceeds paid with respect to its Membership Interests would have been reduced had the aggregate proceeds available for distribution to such Drag-Along Remaining Member been reduced by the amounts so deducted) of (A) amounts placed in escrow or payable on a deferred basis, subject to such terms and conditions agreed to by the Drag-Along Selling Members in connection with the Company Sale, and (B) fees and expenses incurred by the Drag-Along Selling Members in connection with the Company Sale and the Compelled Sale.

6.5 Tag-Along Rights.

(a) If at any time one or more of the Common Members shall propose to sell, or to cause the sale of, Common Interests to one or more Persons that is neither the Company nor an Affiliate of the Company, which sale is approved in principle by the Manager, the would-be transferor(s) (the "Transferor(s)") shall provide written notice of such proposed sale to the other Common Members (the "Tag-Along Remaining Members"), which notice shall include a description of the material economic terms of such proposed sale (the "Sale Notice"), which Sale Notice shall be given no less than twenty (20) days prior to the date of such proposed sale. Each of the Tag-Along Remaining Members shall have the option, exercisable only by notice given within ten (10) days after the Sale Notice is given to the Transferor(s) (the "Tag-Along Notice"), to require the Transferor(s), if the proposed sale is consummated, to arrange for the proposed purchaser(s) to purchase the same percentage of all the Common Interests then owned by such of the Tag-Along Remaining Member(s) as shall timely provide such Tag-Along Notice as the aggregate number of Common Units which are to be sold pursuant to such proposed sale by the Transferor(s) bears to the total number of Common Units then owned by the Transferor(s) (the "Tag Percentage").

(b) If any of the Tag-Along Remaining Members shall so elect to exercise its rights pursuant to this Section 6.5, the Transferor(s) shall agree to either (x) arrange for the proposed purchaser(s) to purchase the applicable Tag Percentage of Membership Interests then owned by each such electing Tag-Along Remaining Member at the applicable Tag-Along Sale Price (as defined below) and at substantially the same time as and upon substantially the same terms at which the Transferor(s) sell(s) the Common Interests thereof (but allowing for consideration in such different forms as may reasonably be required in light of any applicable securities laws), in which event each such electing Tag-Along Remaining Member shall be required to sell the applicable Tag Percentage of each of his, her or its Membership Interests, or (y) not effect the proposed sale to such proposed purchaser. The "Tag-Along Sale Price", in respect of each of the electing Tag-Along Remaining Members, shall mean an amount equal to the pro rata portion of the aggregate purchase price paid to all of the Transferor(s) and electing Tag-Along Remaining Members which the applicable electing Tag-Along Remaining Member would be entitled (based upon the relative entitlement to liquidating distributions (under Section 5.3 hereof) in respect of the Common Interests being sold by such electing Tag-Along Remaining Member as compared to the aggregate entitlements to liquidating distributions in respect of the Common Interests being sold by the Transferor(s) and the other electing Tag-Along Remaining Members). With reasonable promptness prior to the closing of the proposed sale, each of the electing Tag-Along Remaining Members shall execute and deliver to or upon the instructions of the Transferor(s), such documents and instruments of transfer as may be reasonably requested thereby to (i) effect the transfer of the applicable Tag Percentage of Common Interests then held by such electing Tag-Along Remaining Member, free and clear of any and all liens and encumbrances whatsoever (except those imposed by this Agreement or state or federal securities laws) and (ii) to implement any or all of the matters agreed to by such Tag-Along Rights Member pursuant to the following sentence. In connection with any such sale, each such electing Tag-Along Remaining Member agrees, to the extent required by the Company or the Transferor(s), to each of the matters specified in Section 6.4(e) hereof as if such Tag-Along Remaining Member were a Drag-Along Remaining Member, as if such sale were a Compelled Sale (and the sale by the Transferor(s) were a Company Sale), and as if the Transferor(s) were the Selling Members.

(c) Notwithstanding anything to the contrary set forth in this Section 6.5, the rights of the Tag-Along Remaining Members in Section 6.5(a) and (b) above shall not apply with respect to Permitted Transfers.

## ARTICLE 7

## BOOKS AND RECORDS; FISCAL YEAR

7.1 Books and Records. The Company will maintain, at its principal office, separate books of account for its operations for financial accounting and reporting purposes and also for applicable tax accounting and reporting purposes. All such books of account and financial information shall be made available for inspection by any of the Common Members during normal business hours upon prior written notice to the Company, subject to the confidentiality provisions set forth in Article 8.

7.2 Accounting Method. For both financial and tax reporting purposes and for purposes of determining profits and losses, the books and records of the Company shall be kept on the accrual method of accounting.

7.3 Fiscal Year. The fiscal year of the Company shall be the calendar year, unless the Members shall designate a different fiscal year ("Fiscal Year").

## ARTICLE 8

## CONFIDENTIALITY; COMPETITIVE OPPORTUNITIES; REFERRALS

8.1 Confidentiality. Each Manager and Member acknowledges that he, she or it may have access to and participate in the development of or be acquainted with confidential or proprietary information and trade secrets related to this Agreement and/or the business or operations of the Company, including but not limited to (i) formulas, recipes, ingredients, business plans, operating plans, marketing plans, bid strategies, bid proposals, financial reports, operating data, budgets, wage and salary rates, pricing strategies and information, terms of agreements with suppliers or customers and others, customer lists, formulas, patents, devices, software programs, reports, correspondence, tapes, discs, tangible property and specifications owned by or used in the Company's businesses, operating strengths and weaknesses of the Company's Members, officers, employees, agents, suppliers and customers, (ii) information pertaining to future developments such as, but not limited to, research and development, future marketing, distribution, delivery or merchandising plans or ideas, and potential new distribution or business locations, (iii) other tangible and intangible property, which is or may be used in the business and operations of the Company but which is not publicly available, and (iv) the contents of this Agreement (collectively, "Confidential Information"). Each Manager and Member agrees that he, she or it (x) shall hold all such Confidential Information in strict confidence and (y) shall not directly or indirectly (1) disclose any such Confidential Information to any Person other than another Manager or Member, except for disclosures (i) required by law or legal process, or (ii) to professional or tax advisers of such Member, but only if the recipients are bound by obligations of confidentiality with respect thereto, or (2) use any such Confidential Information in any way except in the best interests of the Company and in the performance of the Manager or Member's duties under this Agreement, if applicable. Within three (3) days following the date on which a Manager or Member ceases to be a Manager or Member of the Company, regardless of the reason or circumstance, such Manager or Member will promptly deliver to the Company all correspondence, drawings, blueprints, manuals, letters, notes, notebooks, financial records, reports, flowcharts, programs, proposals and any other documents concerning the Company's business, including, without limitation, its customers or suppliers or concerning its products, services or processes and all other documents or materials containing or constituting Confidential Information. The obligations of each Manager and Member under this Section 8.1 shall survive (i) the termination of such Manager or Member's status as a Manager or Member of the Company, regardless of the reason or circumstance, and (ii) the termination of this Agreement.

8.2 Other Ventures; Competitive Opportunities.

(a) Except as may be otherwise separately agreed (including, without limitation, under the terms and conditions of employment of any employee Member), the Managers and Members may engage, directly or indirectly, in any other business venture or ventures of any nature and description, independently or with others with the exception that for Managers or Members holding a 5% equity interest or greater in the Company, such venture is not competitive with, relating to, or in any manner connected with, the business of the Company, and neither the Company nor any of the other Members shall have any rights in and to any such business ventures or the income or profits derived therefrom. Except as may be otherwise agreed (including, without limitation, under the terms and conditions of employment of any employee Member), each Member expressly agrees that all Managers, other Members and all Related Persons may engage independently, with each other or with others, for their own accounts and for the accounts of others, in other business ventures and activities of every nature and description, except as otherwise provided in Section 8.2(b). Neither the Company nor any Manager or Member shall have any rights or obligations by virtue of this Agreement in and to such independent ventures and activities or the income or profits derived by any Manager, Member or Related Person therefrom.

(b) Notwithstanding the provisions of Section 8.2(a) to the contrary, no Manager, Member nor any Related Person of a Manager or Member holding a 5% equity interest or greater in the Company may become employed by, own, operate, manage, direct, advise, consult for, invest in or otherwise, directly or indirectly, engage in, or be employed by any Person which engages in, operates, manages, directs, advises, consults for or invests in the business of the Company (any of the foregoing, a "Competitive Opportunity"; provided, however, the forgoing prohibition shall not apply to a given Competitive Opportunity to the extent that prior to engaging in such Competitive Opportunity, (i) such Manager or Member has provided the Company written notice of the proposed Competitive Opportunity in which such Manager or Member or Related Person of a Manager or Member proposes to engage and a right of first refusal (which may be exercised by the Company or any Affiliate thereof) to invest in and own such Competitive Opportunity, and (ii) the Company has either declined to exercise such right of first refusal or failed to notify such Manager or Member in writing that the Company (or its Affiliates) intend to exercise such right of first refusal by providing written notice to such Manager or Member within thirty (30) days after receipt of such notice from such Manager or Member. The restrictions imposed upon Managers and Members by this Section 8.2(b) shall remain in force from the Effective Date until two (2) years after the later of: (a) the date such Manager or Member ceases to hold any direct or indirect beneficial ownership interest (no matter how remote) in the Company; or (b) the date such Manager or Member ceases to hold any direct or indirect management, employment, agency, representative, contractor, consulting or advisory relationship or capacity (no matter how remote) with the Company. Each Manager and Member, on behalf of itself and its Related Persons, acknowledges and agrees that the provisions outlined in this Section: (a) were required by each Manager or Member to induce that Manager or Member to enter into this Agreement, (b) are reasonable limitations as to the time, geographic area, and scope of activity to be restrained and are no greater than necessary to protect the legitimate business interests of the Company, and (c) that such Manager or Member will be able to earn a livelihood without violating the terms of this Section. In no event whatsoever shall the foregoing provisions of this Section 8.2(b) apply to or restrict in any manner (i) the investment and/or ownership of equity interests of any company or business that has a class of securities that are publicly traded. Nothing in this Section 8.2(b) shall restrict or prevent the Managers, Members or the Related Persons of Members from engaging in Competitive Opportunities with 321GLO LLC, a Florida limited liability company, and Natural Fuel LLC, a Florida limited liability company, to the extent, and only to such extent, that these entities and/or brands were so engaged prior to the Effective Date.

8.3 No Self-Dealing. Notwithstanding the provisions of Section 8.2 to the contrary, no Manager, Member nor any Related Person of a Manager or Member holding a 5% equity interest or greater in the Company may become employed by, own, operate, manage, direct, advise, consult for, invest in or otherwise, directly or indirectly, with any Active Client of the Company. Nothing in this Section 8.3 shall restrict or prevent the Managers, Members or the Related Persons of Members from engaging in Self-Dealing with 321GLO LLC, a Florida limited liability company, and Natural Fuel LLC, a Florida limited liability company, to the extent, and only to such extent, that these entities and/or brands were so engaged as Active Clients prior to the Effective Date.

8.4 Joinder of Related Persons. The provisions of this Article 8 shall be binding upon the Related Persons of every Member, and each Member shall cause its Related Persons to sign the form in Schedule D hereto evidencing consent to be bound by the terms of this Article as a prerequisite to registration of any Membership Interest in the name of such Member. Failure to sign shall not, however, in any way prevent the provisions of this Article from being binding upon the Members.

8.5 Member Referrals. Any Member holding less than a 10% equity interest in the Company, that refers a client to the Company will receive a 2% referral commission on the value of the Purchase Order that the client issues to the Company. The payment of the 2% referral commission to the Member will be paid upon the Company receiving payment in full on the Purchase Order.

## ARTICLE 9

## MISCELLANEOUS

9.1 Amendments.

(a) Except as otherwise provided in this Section 9.1, this Agreement may not be amended except by a writing executed by the Super Majority; provided, however, that, if and to the extent any proposed amendment would disproportionately and adversely affect any individual Member (it being understood that differences in effect due to any of the differing economic, governance or other rights or obligations of the Membership Interests or of the parties under this Agreement shall not be considered to be disproportionate), the prior written consent of such Member shall also be required to effect such amendment (as compared to all the other Members). No course of dealing between or among the Members shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party under or by reason of this Agreement.

(b) The Super Majority may amend this Agreement in any manner deemed necessary or appropriate by the same (i) to reflect changes validly made in the membership of the Company and corresponding changes in the terms and provisions of this Agreement necessary to reflect or conform with any such change in membership, (ii) to reflect changes permitted in accordance with this Agreement in the Capital Accounts and/or Percentage Interests of the Members, (iii) to clarify any ambiguities herein or to appropriately adjust any mechanics or procedures set forth herein so long as (A) so long as the rights of the Members are not prejudiced thereby in any manner which is not pro rata among all the Members or (B) the rights of the Members are not prejudiced in more than an insignificant manner thereby, or (iv) if necessary to comply with the then existing requirements of the Code and the Regulations and the rulings of the Treasury Department or Internal Revenue Service affecting the Company or any other provision of applicable law or regulation.

9.2 Specific Performance. The parties hereto agree that money damages or other remedies at law would not be sufficient or adequate remedies for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including without limitation specific performance, without bond or other security being required.

9.3 Entire Agreement. This Agreement sets forth the entire and only agreement or understanding among the parties hereto relating to the subject matter hereof and supersedes and cancels all previous agreements, letters, negotiations, commitments and representations in respect thereof among them (including without limitation the Existing Agreement).

9.4 Notices. Any and all notices, demands or requests required or permitted to be given under this Agreement shall be given in writing and addressed to the parties hereto at their addresses as reflected in the records of the Company from time to time and to such other addresses as they may respectively from time to time designate by written notice, given in accordance with the terms of this Section. Notices given as provided in this Section shall be deemed effective: (a) on the date hand delivered; (b) on the first business day following the delivery to a recognized overnight courier; and (c) when actually delivered by registered or certified United States mail, return receipt requested. Notwithstanding the foregoing, any notice, demand or request received by any party in any other manner shall be deemed duly delivered upon written acknowledgment of receipt thereof.

9.5 Certain Interpretive Matters. Whenever from the context it appears appropriate, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the words "include" or "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof. Unless otherwise indicated, reference in this Agreement to a "Section" or Article" means a Section or Article, as applicable, of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" shall refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "or," "either" and "any" shall not be exclusive. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

9.6 Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the respective heirs, personal representatives, successors and permitted assigns of the parties hereto; provided, that nothing contained herein shall permit any assignment of any Membership Interests or any rights or obligations under this Agreement except as elsewhere expressly permitted in this Agreement. This Agreement shall not inure to the benefit of or be enforceable by any creditor of the Company or any creditor of any Member or (except as expressly provided in Section 2.6 hereof) be deemed to create any rights in favor of or be for the benefit of any Person not a party hereto.

9.7 Waivers. No waiver by any party hereto of any failure by any other party hereto to comply with any obligation under this Agreement shall be effective unless in writing and signed by the party granting such waiver, and no such waiver shall be deemed a waiver of any subsequent failure of the same or similar nature.

9.8 Severability. If any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction only, shall be ineffective to the extent of such invalidity, prohibition, unenforceability, without invalidating the remaining provisions of this Agreement, and the validity, legality and enforceability of such remaining provisions shall not be affected in any way thereby.

9.9 Headings. The headings and subheadings of Sections of this Agreement and/or any Schedule or Exhibit hereto are for convenience of reference only and shall not constitute part of or define or limit any of the provisions of this Agreement or such Schedule or Exhibit.

9.10 Governing Law; Jurisdiction; Jury Trial Waiver.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida applicable to contracts made and to be performed wholly within said State, without giving effect to the conflict of laws principles thereof.

(b) EACH MEMBER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM, WHETHER IN CONTRACT OR IN TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR OTHERWISE IN RESPECT OF SUCH MEMBER'S MEMBERSHIP OR INTERESTS IN THE COMPANY. EACH MEMBER HEREBY AGREES THAT ANY MEMBER MAY FILE A COPY OF THIS SECTION OF THIS AGREEMENT WITH ANY COURT OR OTHER TRIBUNAL AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY.

9.11 Facsimile Signature; Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same Agreement, and the signature page from any counterpart may be attached to another counterpart to form a complete copy of this Agreement. Each other parties hereto respectively agrees that faxed or electronically transmitted copies of the signature pages of this Agreement and/or any of the other instruments, agreements and documents constituting an Exhibit hereto or otherwise relating to any of the transactions contemplated hereby, whether sent to any other party hereto or to such other party's respective counsel, shall be deemed definitively executed and delivered, and with the same force and effect as if manually signed and delivered, and for all purposes whatsoever. No party hereto shall raise the use of electronic mail or a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of electronic mail or a facsimile machine as a defense to the formation of a contract and each such party forever waives any such defense.

*[Remainder of the page intentionally left blank; signature pages follow]*

**IN WITNESS WHEREOF**, the undersigned Members have executed this Agreement, effective as of the date first written above.

**MEMBERS:**

**HEAD RHINO, LLC**

By: Michael Alfaro

Title: President

Name: Michael Alfaro

**SERGIO ESPINOZA** (an individual)

By: Sergio Espinoza

**GROUP6 INVESTMENTS, LLC**

By: Pedro Hernandez

Title: President

Name: Pedro Hernandez

**WARRIOR RHINO, INC.**

By: Nathan Forster

Title: President

Name: Nathan Forster

**PROELIATOR, LLC**

By: Michael Donnelly

Title: President

Name: Michael Donnelly

**ALFA5 INVESTMENTS, LLC**

By: Javier Alfaro

Title: President

Name: Javier Alfaro

# SCHEDULE A

Members
*(as of the Effective Date)*

| Member Name | Capital Contribution | Common Units | Percentage Interest |
|---|---|---|---|
| Head Rhino Inc.* | Equipment, Goodwill, and Other Intangibles | 835,700 | 83.57% |
| Sergio Espinoza* | $25,000 | 13,800 | 1.38% |
| Group 6 Investments LLC* | $162,900 | 90,000 | 9.00% |
| Warrior Rhino Inc.* | $30,000 | 16,500 | 1.65% |
| Proeliator LLC* | $50,000 | 27,500 | 2.75% |
| Alfa 5 Investments LLC* | $30,000 | 16,500 | 1.65% |
| | | | |

*Member holds a Senior Equity Interest in the Company.

## SCHEDULE B

## OFFICER ROLES, RESPONSIBILITIES AND AUTHORITY

**Michael Alfaro – CEO**

All business affairs and Company relationships including, but not limited to, the following:

- Oversee, manage, and ensure day to day operations, including all legal and financial matters are in proper order
- Oversee and manage human resources for independent contractors or employees
- Establish the technology and business tools to build the Company effectively
- Drive strategic planning and overall business direction
- Establish and oversee marketing strategy, tools (web/social) and the team to achieve Company initiatives
- Manage all expenses and approval to ensure daily decisions are in line with budget
- Oversee, manage, and ensure customers and production timeline are in place and being delivered to production team in a timely and organized manner
- Oversee, manage, and ensure all vendors, partners, and suppliers are in good standing
- Oversee Company finances, investor relations, capital and expansion needs